OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GRACEDBYGRIT, INC.

153 N. Highway 101, Suite #102
SOLANA BEACH, CA 92075

WWW.GRACEDBYGRIT.COM

62500 shares of Nonvoting Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 625,000 shares of common stock ($107,000)

Minimum 62,500 shares of common stock ($10,000)

Company	**GRACEDBYGRIT**
Corporate Address	153 North Highway 101, Suite 102, Solana Beach, California 92075
Description of Business	**GRACEDBYGRIT** is a direct to consumer premium athletic apparel brand. The technical, luxurious clothing is designed for the 30-60 year old woman who is looking for better fit, fabric and design. All clothing is UPF 50+, made in the USA and every purchase comes with a safety whistle. Most of all, the design is elegant and makes women look and feel fantastic. **GRACEDBYGRIT** was founded by a 35 year old single mom and a 53 year old scientist to empower women by making them feel protected and safe while they are doing what they love.
Type of Security Offered	Nonvoting Class B Common Stock
Purchase Price of Security Offered	$0.16
Minimum Investment Amount (per investor)	$320 (2000 shares)

Perks

*The first 50 investors will receive a free **GRACEDBYGRIT** top of their choice.*

If you invest $320 — you will receive 2000 shares + 20% off all future purchases + 10% of your total investment credit to spend online or in-store ($32 credit)

If you invest $500 — you will receive 3125 shares + 30% off all future purchases + 10% of your total investment credit to spend online or in-store ($50 credit)

If you invest $1000 — you will receive 6250 shares + 40% off all future purchases + 10% of your total investment credit to spend online or in-store ($100 credit)

If you invest $10,000 — you will receive 62,500 shares + 50% off all future purchases +

10% of your total investment credit to spend online or in-store ($1000 credit).

The $6.9 million post-money valuation is based on a $5 million pre-money valuation and a StartEngine raise of $100,000. We have already raised $1.8 million at a pre-money valuation of $5 million.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

WHO WE ARE

GRACEDBYGRIT is a direct to consumer premium athletic apparel brand. We design and manufacture technical, luxurious clothing for the 30-60 year old woman who is looking for better fit, fabric and design. All clothing is UPF 50+, made in the USA and every purchase comes with a safety whistle. Each piece in the GRACEDBYGRIT collection is designed to be figure-slimming for all body types, feminine in cut and elegant. We hand-pick each of our premium, long-lasting, durable and technical fabrics for the piece we are designing; we never sacrifice comfort or luxury. Our designs make women look and feel fantastic and perform at their best. Our website is www.gracedbygrit.com.

THE NAME AND HOW IT STARTED

The idea for GRACEDBYGRIT was conceived during a run between two entrepreneurs: Kimberly Caccavo and her run and swim coach, Kate Nowlan. We wanted clothes that make women feel safe and powerful and allow them to carry a phone on them at all times. We wanted clothes that work for land and sea and protect women from the sun. Most importantly, we wanted elegant styles and high performance fabrics.

Every woman has experienced that difficult moment that she thinks might just break her. How we make it through those moments defines us. We have realized that our grittiest moments give us our grace. Every woman has been GRACEDBYGRIT.

BY WOMEN, FOR WOMEN

GRACEDBYGRIT is a women owned and run San Diego-based company that has created an inclusive community of women who empower one another. Women design, sew and proudly wear **GRACEDBYGRIT**. At the core of our strong community are our employees, who are passionate, intelligent and driven; the community extends to our athletic influencers, who are doctors, lawyers, mothers, violinists, fitness instructors, teachers and business women. The focus on safety, authenticity and women in the prime of their life resonates with our customer. We showcase these authentic, strong women throughout all of our marketing. Our models are our employees, influencers and customers.

The **GRACEDBYGRIT** customer is 30-60 years old. She is educated, sophisticated, active, fun, competitive and fearless. She is confident and tough. She is a mother; she is a professional; she is an athlete. She often balances a busy family life with a demanding work schedule but still makes time for herself and her passions. She travels. She goes on family vacations. She needs pieces in her wardrobe that will work with her and for her wherever she is.

OUR PRODUCT

GRACEDBYGRIT has a complete product line. We make tops and bottoms for every athletic pursuit. We have an entire Land and Sea collection that is water sport compatible; dries like a bathing suit, yet is also perfect for all above sea-level activities. We have clothes that layer well and are incredibly versatile. Our sun-protective turtleneck doubles as a rashguard for surfing and a base layer for skiing. Our fleece-lined leggings are warm enough to replace ski pants for spring skiing and have been called "basically magic" by a local San Diego news anchor. All of our apparel is designed, perfected and made in the USA just minutes from our offices. This allows us to be nimble and extremely responsive to the needs and requests of our customers.

Our pricing is competitive within the premium athletic apparel market: tops range from $48 to $128; pants range from $48 to $112.

HOW WE SELL

Our business is direct to consumer through our company owned store and our website (www.gracedbygrit.com). We also generate revenue from our Fit Shops, influencers, events, pop-up shops, sales to wholesale accounts and charity functions.

Our Fit Shops are more than trunk shows. One Fit Shop leads to enormous word-of-mouth marketing and incremental sales. These events allow customers to engage with our brand firsthand while enjoying time with friends and making new ones. They touch, feel and try on the clothing as they hear our story and learn how to get involved. These new customers form a personal connection to our brand and leave feeling empowered. Fit Shops continue to be successful, and are a lot of fun for us and our customers. Some are held locally in San Diego, while others are held nationally and internationally in places like Hawaii, Canada and Mexico. We love to bring GRACEDBYGRIT to new markets. Months after a Fit Shop, we continue to see sales online in those areas. Fit Shop customers have become our most loyal customers.

OUR COMPETITION

The athletic apparel market is highly competitive. It includes established companies such as Nike, Adidas, Under Armour, Lululemon and Reebok that are expanding their performance product lines. We are in direct competition with wholesalers and direct sellers of athletic apparel and we also compete with retailers similarly focused on women's athletic apparel such as Athleta, Lucy, Sweaty Betty and Lorna Jane.

We are confident we can successfully compete with these companies on the basis of our premium brand image, our strong community and our focus on women, their safety and our product performance.
We believe the following strengths differentiate us from our competitors and are instrumental to our success:

- Designed by women, solely for women;
- Community-based marketing surrounded around authentic, strong women; our models are our employees, influencers and customers;
- Premium activewear brand. We use technically advanced materials and design with innovative features and elegance that flatters all athletic body types;
- High praise we receive from our customers, who report solely shopping GRACEDBYGRIT for their athletic apparel needs once they see and feel the difference;
- Made in USA, holding strong ties to our local San Diego community and economy;
- Value the opinions and fitness needs of our customers, manufacturing items they cannot find elsewhere;
- Technical and versatile fabric. Our apparel holds up during any athletic endeavor and can go from the beach to the gym to a nice restaurant;
- Superior quality fabrics and designs that continue to receive five star reviews from our customers;
- Durability of our apparel, guaranteed to last for years and through many washes;
- Desirable, stylish apparel with body-shaping benefits;
- Exciting, experiential pop-up stores around the country and local events, including workouts, health seminars and networking nights, hosted at our flagship store, attracting new customers and creating loyal ones;
- Robust blog with weekly topical and informative posts from professional athletes, yogis and influential women that serves as a touchpoint for our community and a source of inspiration for our customers;
- Engaging, supportive and inclusive brand; Women LOVE to be part of our story and share their gritty moments within our community.

OUR EMPLOYEES

GRACEDBYGRIT has seven full-time employees, two part-time employees, three consultants and nine store associates. Every summer, we are graced with interns from top colleges across the nation.

LEGAL STRUCTURE

We are a C corporation registered in Delaware as GRACEDBYGRIT, Inc.

LIABILITIES AND LITIGATION

We do not have any contingent liabilities or current litigation.

SEE APPENDIX C FOR ADDITIONAL INFORMATION.

The team

Officers and directors

Kimberly Caccavo	Founder/CEO
Kate Nowlan	Founder/COO
Ralene Cavataio	CFO

Kimberly Caccavo
Kimberly brings technology and business experience to GRACEDBYGRIT. She has been the CEO of GRACEDBYGRIT since she co-founded it in January 2013. She received her BS in Chemical Engineering from UC Berkeley. She started her career as a research engineer focused on metals used in the space shuttle and later on ceramic heat engines. She LOVED it. She then entered the business world, received an MBA from UCLA and held a variety of executive positions: ran the telephone directory business; helped privatize a latin american phone company; started a cable company; worked in Hollywood and had her own consultancy helping people start businesses. Just when she thought it was time to start enjoying sunsets, Kimberly and her business partner Kate were inspired to start GRACEDBYGRIT while training for a triathlon. They realized there was a lack of high-performance athletic apparel for 30-60 year old women that made them feel safe with a whistle and a phone pocket, look great and protect them from the sun. Starting a new company is a crazy thing to do in your 50's, but with an energetic, smart and passionate team, it's never too late! Kimberly has

been GRACEDBYGRIT many times: she helped her single mom balance a checkbook when she was eight years old; she married young and was widowed and she survived a kidnapping attempt, to name a few. She is graced with a great business and an entertaining family. Kimberly is married to Jim Caccavo and has two children (a teen and a pre-teen) that bring a daily smile and dose of gratitude.

Kate Nowlan
Kate makes it happen as COO of GRACEDBYGRIT. She manages her team leading by example and rarely sacrificing fun. She starts an impromptu ab workout in the office one moment to get endorphins pumping for creativity and focus and leads a company meeting the next. With her positive attitude, she shows her employees why working for GRACEDBYGRIT is her dream job each and every day. She has been the COO of GRACEDBYGRIT since its inception in January 2013. She is a natural people-person and loves working with women. She received her BA in Sociology and Psychology from UMass Amherst. As an entrepreneur, she owned her own company, Absolutely Organized. She also launched, coached and grew a youth and masters swim program at a private health club. Kate was a youth and masters swim coach and also an executive for a non-profit in which she planned events, coordinated fundraisers and launched new programs. In addition, she privately coached women and women's running groups. These experiences have taught her to constantly think of ways to improve efficiency and results. Her background has also taught her what women want and what women should wear in order to perform and look their best. This experienced knowledge of women is incorporated into all of our performance apparel. Outside of the office, Kate is raising two teenage daughters while squeezing in yoga, pilates, a de-stressing walk or a run (almost) every day. When she isn't folding laundry (hello, teenage girls) she finds time for her boyfriend, family and friends usually while sipping an extra dirty martini.

Ralene Cavataio
Ralene loves working for GRACEDBYGRIT because she is inspired by the community of women. She has served as the CFO since 2013. She stays active with long walks on the beach, at sunset of course, and in her Mermaid Leggings. She can sweat in them, or just relax in them, and they are fun and flattering. Something you may not know about Ralene is she attended the Moscow 1984 Olympics and refers to herself as a "Francophile" because she loves everything about France. Ralene is GRACEDBYGRIT because she aims to be better every day: a better mother, a better daughter, a better friend and a better employee.

Related party transactions

1) $500,000.00 (Five Hundred thousand dollars and no cents) Note Payable to Majority Shareholder due along with any accrued and unpaid interest on or before April 27, 2018 Interest rate is 5% annually, interest only payments due monthly. Default provision increases interest rate to 8% compounded annually. 2) Majority Shareholders are Co-borrower's on the Company $750,000 revolving Line of Credit from Plaza Bank, interest rate is prime +1%, maturity date 3/5/2018, outstanding balance at 4.30.2017 $550K 3) Company owes Shareholder for unreimbursed Company

operating expenses of $5,000.00.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our reliance upon suppliers to provide fabrics for us and manufacturers to produce our products could cause problems in our supply chain.** We source the raw materials for our products internationally. For example, if there is a problem with trade with Italy, shipping to the US or problems with overseas manufacturing of one of our technical performance fabrics it could slow down or halt manufacturing of our products for sale to customers. This would negatively affect fulfillment and cash flow until we could source similar materials from other suppliers. We rely on three southern California factories to manufacture our product. If something were to happen at one of these factories we would experience logistical problems that could affect our short term profitability.
- **Our fabric intellectual property rights are owned by the manufacturer.** The intellectual property rights to the fabric are owned by the mills that manufacture them. If something were to happen to them and we were unable to get the technical fabrics we need from other sources, that could affect our ability to produce clothing with the compression and qualities that are integral to our brand recognition.
- **Our designs cannot be patented and could be copied by our competitors.** Our ability to obtain intellectual property protection for our products is limited. This is true to all those in the apparel industry. We do not own patents or hold exclusive intellectual property rights. Many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do. If our competitors sell similar products to ours at lower prices, our net revenue and profitability could suffer.
- **If we are not able to anticipate what our customer wants and needs from their athletic apparel, that could adversely affect our business.** Our success depends on knowing our customer and being able to anticipate what she needs and wants. If we are unable to design clothing that the customer wants, our business could be adversely affected in the short or long term.
- **Our success depends on the production practices of our suppliers and manufacturers** Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and force us to find new manufacturers or suppliers. This could disrupt distribution channels. It could affect the timely supply flow our raw materials and finished goods and negatively affect cash flow.
- **Our failure or inability to protect our name could diminish the value of our brand and weaken our competitive position.** If we are unable to protect our brand and our name the value of our brand could be diminished and our competitive position may suffer.
- **If any of our products are unacceptable to our community, our business could be harmed.** We could receive production that does not meet our quality control standards. When this happens, we need to obtain replacement products quickly.

If we do not, we risk the loss of revenue resulting from the inability to sell those products. We have administrative and shipping costs associated with unsatisfactory goods. If we do not discover the problem until after our customer buys it, they could lose confidence in our products and our business could be negatively affected.

- **Our sales / profitability may decline as a result of increasing product costs and decreasing selling prices.** Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition which may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial conditions, operating results and cash flows.
- **If our distribution system fails in any way.** We currently distribute through a pick, pack and ship team in our office and a third party logistics team. If any one of theses systems were to fail, it could adversely affect our ability to timely ship product to our customer.
- **Our ability to build and enhance our brand is limited by factors that are often outside our control.** Our success depends on building our GRACEDBYGRIT brand. Our name is integral to our business because it resonates with women. Maintaining, promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent high quality product and inclusive community. We rely on social media, as one of our principal marketing strategies, to have a positive impact on both our brand value and reputation. Our brand and reputation could be adversely affected if we have negative publicity.
- **We may not be able to open new store locations which could hurt us.** Our store has been profitable since day one and is a hub for our community of gritty women for events, Fit Shops and a location to empower women. If we do not open new stores in a timely manner, it could lead to slower growth rates.
- **Our inability to book fit shops** We depend on the GRACEDBYGRIT Fit Shops to showcase our products and engage with our customers. If we are unable to do this, we run the risk of limiting customer base and having customers who are just buying the clothing, but are not completely loyal and engaged in the brand.
- **Our management team leaves or we lose part of the key team that is critical to our company identity** Our company is reliant upon the synergy of the two founders and the incredible team we have assembled. Our customers and influencers feel like they have a relationship with our management team. If one or both of the founders leave, it could adversely affect the perception of the Company.
- **Investors will have no voting rights with respect to decisions of the Company.** Specifically, and without limitation, the majority holders of our other classes of stock may determine to sell the Company and, depending on the nature of the transaction, investors will (subject to certain dissenter's rights) be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they

believe the transaction is in their best interests. There is no assurance the maximum amount of this offering will be sold. The Offering will be undertaken through the services of a registered third party that will act as the Company's online portal and there can be no assurance that all of the shares offered hereby will be sold. Failure to sell all of the shares offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities. The offer and sale of the shares pursuant to the offering have not been and will not be registered under the Securities Act or any state securities act by reason of specific exemption from registration under such acts. Thus, prospective investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, prospective investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit of prior review by any regulatory agency.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. In conjunction with this financing, we are raising up to an additional $4 million in equity in a private placement to support our marketing, web design and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2017 and beyond, causing your investment to become substantially less valuable.
- **The athletic apparel business is extremely competitive; most of our competitors are significantly larger and have access to more resources.** We compete on scrappy marketing and direct sales. Competition may result in pricing pressures, reduced profit margins or our inability to grow and maintain our market share. We compete directly against the following: - Wholesalers and direct retailers of athletic apparel. - Large and well-funded apparel companies with huge market

share; - Established companies of technical athletic apparel; - Athletic apparel retailers specifically focused on women; - Wholesalers and direct retailers of traditional commodity athletic apparel; - Large apparel and sporting goods companies with strong worldwide brand recognition; - Companies specializing in yoga apparel; - Companies specializing in SUP apparel - Companies specializing in run apparel.

- **An economic downturn in one of our key markets may adversely affect consumer discretionary spending and demand for our products.** We experienced a dip in sales due to several major sporting goods stores closing, it could happen again. Difficult economic conditions could cause consumers to delay or reduce purchases of our products. Our sensitivity to the economy could delay or affect our customer's purchase decision. Our luxurious, technical athletic apparel is sold at a price premium to traditional athletic apparel. Discretionary income used to purchase our products could be limited during an economic downturn adversely affecting our sales and profitability. The big companies may be able to sell more effectively in difficult economic times than we do.
- **The Company is controlled by a founder and related family trust and everybody else is a minority holder that will not have much say.** One of the founders of our company has invested in all the rounds and maintains a majority stake in the company.
- **Our ability to manage security breaches and protect our information technology systems.** We use other companies systems and websites for the storage and transmission of data and credit card information. Misuse could be a huge liability. Our inability to safeguard against security breaches with respect to our information technology systems could disrupt our operations.
- **Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.** Every aspect of our business from manufacturing, labeling, distribution, marketing and sale of our products are subject to extensive regulation by different federal agencies such as the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant penalties or claims which could harm our results of operations or our ability to conduct our business. If new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and could impair the marketing of our products, resulting in loss of revenue.
- **Our business is affected by seasonality** The retail athletic apparel industry is subject to seasonal trends. For example, we historically make approximately 40% of our revenue in the fourth calendar quarter. If potential risks were to materialize and adversely affect our operations during this time it could limit our profitability. This seasonality may adversely affect our business logistics and cause our results of operations to fluctuate making it difficult to gage demand of product. Comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected

for any future period.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- CACCAVO FAMILY TRUST, 40.11% ownership, PREFERRED A
- KIMBERLY CACCAVO, 18.11% ownership, COMMON STOCK
- CACCAVO FAMILY TRUST, 16.13% ownership, PREFERRED B

Classes of securities

- Class A Common Stock: 13,327,000

  The Company is in the process of filing with Delaware an amendment to the second amended and restated certificate of incorporation to increase authorized preferred shares and creating two classes of common stock designated Class A and Class B Common stock respectively. The Company will file the amendment prior to the close of this offering.

  Class A Common Stock Rights, Preferences and Restrictions

  Authorized: 45,000,000

  Issued: 13,327,000

  Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

  Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed upon the completion of the distributions with respect to the rights of any series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

  Voting Rights. The holder of each share of Class A Common Stock shall have the right to one vote, vote together with the preferred stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

  Election of Board of Directors: voting as a separate class, shall be entitled to elect one (1) member (the "Common Director"), and remove such Common Director and fill any vacancy caused by the resignation, death or removal of such

Common Director. The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, shall be entitled to elect one (1) member of the Board of Directors, who shall not be an officer or employee of the Company (the "Independent Director"). Removal of the Independent Director and any vacancy of the Independent Director position shall be made by the majority approval of the Series A Preferred Director, the Preferred Director, the CommonDirector and the CEO Director, unless otherwise prohibited by law. The holders of the PreferredStock and Class A Common Stock, voting together as a single class, shall be entitled to elect one (1)member of the Board of Directors, who shall be the Chief Executive Officer of the Company (the"CEO Director"). Removal of the CEO Director and any vacancy of the CEO Director position shall be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director, unless otherwise prohibited by law.

- Preferred Series A: 16,226,000

The Company is in the process of filing with Delaware an amendment to the second amended and restated certificate of incorporation increasing authorized preferred shares and creating two classes of common stock designated class A and Class B Common stock respectively. The Company will file the amendment prior to the close of this offering.

Authorized Preferred A: 16,226,000

Issued Series A: 16,226,000

Rights and Preferences The rights, preferences and privileges of the holders of the company's Preferred Series A Shares are subject to and may be adversely affected by, the rights of the holders of Preferred Series B Shares and any additional classes of preferred stock that we may designate in the future. *(Please refer to Preferred Series B stock Rights, Preferences and restrictions)*

Preferred Series A Stock Rights, Preferences, and Restrictions The rights, preferences, restrictions and other matters relating to the Preferred Stock are as follows:

Dividend Rights. Dividends at the rate per annum of $0.0032 per share shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this **Section A. 1.** of **Article V** and in

Section A. 2. of **Article V** below, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors of the Corporation (the "**Board of Directors**") and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Class A Common Stock payable in shares of Class A Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Amended and Restated Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series A Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Class A Common Stock or any class or series that is convertible into Class A Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Class A Common Stock and (2) the number of shares of Class A Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Class A Common Stock, at a rate per share of Series A Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Original Series A Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this **Section A. 1.** of **Article V** shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "**Original Series A Issue Price**" shall mean four cents ($0.04) per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

Liquidation Preference. In the event of any Deemed Liquidation Event (as defined below):

(a) The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Class A Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (A) Original Series D Issue Price for each outstanding share of Series A Preferred Stock and (B) any Accruing Dividends declared but unpaid thereon. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the amount of such stock owned by each such holder.

(b) Upon the completion of the distributions required by **subparagraph (a)** of this **Section A. 2.** of **Article V,** and any other distribution that may be required with respect to any series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Class A Common Stock pro rata based on the number of shares of Class A Common Stock held by each.

(f) For purposes of this **Section A. 2.** of **Article V**, a "**Deemed Liquidation Event**" shall mean (i) a liquidation, dissolution, or winding up of the Corporation, (ii) the Corporation's sale, conveyance, or other disposition of all or substantially all of its assets or business, or exclusive license of all or substantially all of the Corporation's intellectual property on a consolidated basis, (iii) a reorganization, a sale of stock, or the merger with or into or consolidation with any other entity, unless the stockholders of the Corporation immediately before such transaction continue to hold (by virtue of capital stock received in such transaction or by virtue of capital stock of the Corporation that remains outstanding following such transaction) at least 50% of the voting capital stock (on an as converted to Class A Common Stock basis) of the surviving corporation or entity or its direct or indirect parent entity immediately following such transaction.

(g) The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

Redemption; Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect any transaction constituting a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with **Section A. 2.** of **Article V.**

(b) In the event of a Deemed Liquidation Event referred to in **Section A. 2.(f) (ii)** of **Article V**, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such

Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders (the "**Available Proceeds**"), to the extent legally available therefor, on the 120th day after such Deemed Liquidation Event (the "**Deemed Liquidation Redemption Date**"), to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor.

(c) If a Deemed Liquidation Event or Qualified Public Offering (as defined below) has not occurred on or prior to May 14, 2019 the holders of at least a majority of the then outstanding shares of Series A Preferred Stock may require the Corporation, to the extent it may lawfully do so, to redeem all of the outstanding Series A Preferred Stock (the "**Series A Redemption Date**"; collectively with the Deemed Liquidation Redemption Date, the "**Redemption Date**"); provided that the Corporation shall receive at least ninety (90) days prior to the Series A Redemption Date written notice of such consent of the Series A Preferred Stock. The Corporation shall effect such redemptions on the Series A Redemption Date by paying in cash in exchange for the shares of Series A Preferred Stock to be redeemed an amount equal to (A) the Series A Original Issue Price, plus (ii) any accrued and unpaid dividends with respect to such shares of Series A Preferred Stock. The total amount to be paid for Series A Preferred Stock pursuant to this **Section A. 3.** of **Article V** is hereinafter referred to as the "**Series A Redemption Price**." Shares subject to redemption pursuant to this **Section A. 3.** of **Article V** shall be redeemed from each holder of Series A Preferred Stock on a pro rata basis based on the number of shares of Series A Preferred Stock held by such holder in proportion to the aggregate number of shares of outstanding Series A Preferred Stock.

(d) In the event of a redemption, the Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of record of Series A Preferred Stock not less than 40 days prior to the Redemption Date. Each Redemption Notice shall state: (i) the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (ii) the Redemption Date and the Redemption Price; (iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with **Section A. 4.** of **Article V**); and (iv) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

(e) If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, any dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

Conversion. The holders of Preferred Stock shall have conversion rights ("**Conversion Rights**") as follows:

(a) **Right to Convert.** Each holder of shares of Preferred Stock may, at any time, upon surrender to the Corporation of the certificates therefore at the principal office of the Corporation or at such other place as the Corporation shall designate, convert all or any part of such holder's shares of Preferred Stock into shares of Class A Common Stock of the Corporation (as such Class A Common Stock shall then be constituted). Each share of Series A Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Class A Common Stock equal to the Original Series A Issue Price divided by the Series A Conversion Price. The "**Series A Conversion Price**" shall initially be four cents ($0.04), and shall be subject to adjustment as provided in this **Section A. 4.** of **Article V.** No fractional shares of Class A Common Stock shall be issued upon conversion of Preferred Stock; *however*, all shares of Class A Common Stock (including fractional shares) to be issued to a single holder of Preferred Stock upon conversion of such Preferred Stock shall be aggregated, and any resulting fractional share of Class A Common Stock due such holder shall be paid by the Corporation in cash equal to such fraction multiplied by the fair market value of one share Class A Common Stock as determined by the Board of Directors. Promptly following surrender of such certificates, the holder shall be entitled to receive certificates evidencing the number of shares of Class A Common Stock into which such shares of Preferred Stock are converted.

(b) **Automatic Conversion.** All outstanding shares of Preferred Stock shall be deemed automatically converted upon the earlier of (A) the consummation of a firm commitment underwritten public offering of the Class A Common Stock of the Corporation with net proceeds of at least Twenty-Five Million Dollars ($25,000,000) pursuant to a registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (a "**Qualified Public Offering**"), or (B) the written consent of the holders of a majority of the Preferred Stock of the Corporation then outstanding, voting as a single class.

(i) On or after the date of occurrence of automatic conversion described in **subparagraph (b)** of **Section A. 4.** of **Article V** above, each holder of record of shares of Preferred Stock shall surrender such holder's certificates evidencing such holder's shares of Preferred Stock at the principal office of the Corporation or at such other place as the Corporation shall designate, and shall thereupon be entitled to receive certificates evidencing the number of shares of Class A Common Stock into which such shares of Preferred Stock are converted. On the date of the occurrence of automatic conversion, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Class A Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Class A Common Stock shall not then be actually delivered to such holder.

(c) **Adjustments to the Conversion Prices.**

(i) **Adjustments for Stock Splits and Combinations.** If the Corporation at any time or from time to time after the filing of this Amended and Restated Certificate of Incorporation effects a subdivision of the outstanding Class A Common Stock, the Series A Conversion Price then in effect immediately before such subdivision shall each be proportionately decreased, and conversely, if the Corporation at any time or from time to time after the filing of this Amended and Restated Certificate of Incorporation combines the outstanding shares of Class A Common Stock, the Series A Conversion Price then in effect immediately before such combination shall each be proportionately increased. Any adjustment under this **subparagraph (c)(i)** of **Section A. 4.** of **Article V** shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii) **Adjustment for Certain Dividends and Distributions.** In the event the Corporation at any time, or from time to time after the filing of this Amended and Restated Certificate of Incorporation makes, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in shares of Class A Common Stock or in any right to acquire Class A Common Stock for no consideration, then and in each such event the Series A Conversion Price then in effect shall each be decreased as of the time of such issuance or, in the event such a record date is fixed, as of the close of business on such record date, by multiplying each of such Series A Conversion Price then in effect by a fraction (A) the numerator of which is the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance, and (B) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution; *provided, however*, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed thereof, the Series A Conversion Price shall each be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall each be adjusted pursuant to this **subparagraph (c)(ii)** of **Section A. 4.** of **Article V** as of the time of actual payment of such dividends or distributions.

(iii) **Adjustment for Reclassification: Exchange and Substitution.** If the Class A Common Stock issuable upon the conversion of Preferred Stock is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares of stock dividend or a recapitalization, provided for elsewhere in this **subparagraph (c)** of **Section A. 4.** of **Article V**), then and in any such event each holder of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change, by a holder of the number of shares of Class A Common Stock into which such shares of Preferred Stock might have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein.

(iv) **Reorganizations.** If at any time or from time to time there is a capital reorganization of the Class A Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this **subparagraph (c)** of **Section A. 4.** of **Article V**), then, as a part of such reorganization, provision shall be made so that the holders of Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock, the number of shares of stock or other securities or property of the Corporation, to which a holder of Class A Common Stock deliverable upon conversion would have been entitled on such capital reorganization. In any such case, appropriate adjustment shall be made in the application of the provisions of this **Section A. 4.** of **Article V** with respect to the rights of holders of the Preferred Stock after the reorganization to the end that the provisions of this **Section A. 4.** of **Article V** (including adjustment of the Series A Conversion Price then in effect and number of shares issuable upon conversion of Preferred Stock) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable.

(d) **No Impairment**. The Corporation will not, by amendment of this Amended and Restated Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this **Section A. 4.** of **Article V** and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against dilution or other impairment. The Corporation shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock the full number of shares of Class A Common Stock deliverable upon the conversion of all the then-outstanding shares of Preferred Stock and shall take all such action and obtain all such permits or orders as may be necessary to enable the Corporation lawfully to issue such Class A Common Stock upon the conversion of Preferred Stock.

(e) **Notices of Record Date**. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Corporation shall mail to each holder of Preferred Stock at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

(f) **Notices**. Any notice required by the provisions of this **Section A. 4.** of **Article V** to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

(g) **Termination of Conversion Rights**. In the event of a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4. **Voting Rights**. Each holder of shares of Preferred Stock shall be entitled to vote on all matters and, except as otherwise expressly provided herein, shall be entitled to the number of votes equal to the largest whole number of shares of Class A Common Stock into which such shares of Preferred Stock could be converted, pursuant to the provisions of **Section A. 4.** of **Article V** hereof, on the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, in accordance with the DGCL. Except as otherwise expressly provided herein or as required by law, the holders of the Corporation's Class A Common Stock and Preferred Stock shall vote together and not as separate classes.

5. **Protective Provisions**. So long as any shares of Series A Preferred Stock are outstanding and subject to any additional voting rights required by

applicable law, the Corporation shall not, without the affirmative vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock voting as a class:

(a) increase the total number of authorized shares of Class A Common Stock or Preferred Stock;

(b) amend, waive, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, privileges, preferences or rights of the Series A Preferred Stock;

(c) alter or amend the rights, preferences or privileges of the Series A Preferred Stock, or effect any transaction in which the Series A Preferred Stock is treated differently than any other class or series of stock of the Corporation;

(d) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(e) effect a liquidation, dissolution, merger, recapitalization, sale or other transfer of substantially all of the Corporation's assets, sale or other transfer of a material asset of the Corporation, including, without limitation, a Deemed Liquidation Event, other than in the ordinary course of business;

(f) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Class A Common Stock solely in the form of additional shares of Class A Common Stock, (iii) repurchases of stock not exceeding $50,000.00 in the aggregate from a former employee, officer, director, consultant or other person who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board of Directors;

(g) increase or decrease the authorized number of directors constituting the Board of Directors;

(h) increase or decrease the number of shares of Class A Common Stock reserved for issuance pursuant to the Corporation's equity incentive plans unless approved by the Board of Directors;

(i) incur indebtedness in excess of $50,000 other than reasonable indebtedness (i) approved by the Board of Directors, including the Series A Director, and (ii) incurred pursuant to an accounts receivable credit facility with an institutional lender; or

(g) enter into a new line of business.

6. **Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. **Waiver.** Any of the rights, powers, preferences and other terms of any series of the Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding

- Class B Common Stock: 0

The Company is in the process of filing with Delaware an amendment to the second amended and restated certificate of incorporation creating two classes of common stock designated class A and Class B Common stock respectively.

In addition, the amendment will allocate the 60,000,000 common stock issued to 45,000,000 to Class A and **15,000,000 shares to Class B.**

The Company will file the amendment prior to the close of this offering.

Authorized: 15,000,000

Issued: None

Class B Common Stock Rights, Preferences and Restrictions

Voting Rights The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed upon the completion of the distributions with respect to the rights of any series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

Rights and Preferences The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Series B: 10,902,354

The Company is in the process of filing with Delaware an amendment to the second amended and restated certificate of incorporation creating two classes of common stock designated class A and Class B Common stock respectively. The Company will file the amendment prior to the close of this offering.

Authorized Preferred B: 25,000,000

Issued Series B: 10,902,354

Preferred Series B Stock Rights, Preferences, and Restrictions

Dividend Rights.

(a) Dividends at the rate per annum of $0.0128 per share shall accrue on such shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) (the "**Series B Accruing Dividends**"). Series B Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided however, that except as set forth in the following sentence of this **subparagraph (a)** of **Section A.1.** of **Article V** and in **Section A.2.** of **Article V** below, such Series B Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors of the Corporation (the "**Board of Directors**") and the Corporation shall be under no obligation to pay such Series B Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of Series A Preferred Stock or Class A Common Stock (other than dividends on shares of Class A Common Stock payable in shares of Class A Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Series B Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Class A Common Stock or any class or series that is convertible into Class A Common Stock, that dividend per share of Series B Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Class A Common Stock and (2) the number of shares of Class A Common Stock issuable upon conversion of a share of Series B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Class A Common Stock, at a rate per share of Series B Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Original Series B Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series B Preferred Stock pursuant to this **subparagraph (a)** of **Section A.1.** of **Article V** shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series B Preferred Stock dividend. The "**Original Series B Issue Price**" shall mean sixteen cents ($0.16) per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

2. **Liquidation Preference.** In the event of any Deemed Liquidation Event (as defined below):

The holders of Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Series A Preferred Stock and/or Class A Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (A) Original Series B Issue Price for each outstanding share of Series B Preferred Stock and (B) any Series B Accruing Dividends declared but unpaid thereon. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Stock in proportion to the amount of such stock owned by each such holder.

For purposes of this **Section A.2.** of **Article V**, a "**Deemed Liquidation Event**" shall mean (i) a liquidation, dissolution, or winding up of the Corporation, (ii) the Corporation's sale, conveyance, or other disposition of all or substantially all of its assets or business, or exclusive license of all or substantially all of the Corporation's intellectual property on a consolidated basis, or (iii) a reorganization, a sale of stock, or the merger with or into or consolidation with any other entity, unless the stockholders of the Corporation immediately before such transaction continue to hold (by virtue of capital stock received in such transaction or by virtue of capital stock of the Corporation that remains outstanding following such transaction) at least 50% of the voting capital stock (on an as converted to Class A Common Stock basis) of the surviving corporation or entity or its direct or indirect parent entity immediately following such transaction.

The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

3. Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect any transaction constituting a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with **Section A. 2.** of **Article V.**

4. Conversion. The holders of Preferred Stock shall have conversion rights ("**Conversion Rights**") as follows:

(a) **Right to Convert.** Each holder of shares of Preferred Stock may, at any time, upon surrender to the Corporation of the certificates therefore at the principal office of the Corporation or at such other place as the Corporation shall designate, convert all or any part of such holder's shares of Preferred Stock into shares of Class A Common Stock of the Corporation (as such Common Stock shall then be constituted). Each share of Series B Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Common Stock equal to the Original Series B Issue Price divided by the Series B Conversion Price. The "**Series B Conversion Price**" shall initially be sixteen cents ($0.16), and shall be subject to adjustment as provided in this **Section A.4.** of **Article V.** Each share of Series A Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Common Stock equal to the Original Series A Issue Price divided by the Series A Conversion Price. The "**Series A Conversion Price**" shall initially be four cents ($0.04), and shall be subject to adjustment as provided in this **Section A.4.** of **Article V.** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock; *however*, all shares of Common Stock (including fractional shares) to be issued to a single holder of Preferred Stock upon conversion of such Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock due such holder shall be paid by the Corporation in cash equal to such fraction multiplied by the fair market value of one share Common Stock as determined by the Board of Directors. Promptly following surrender of such certificates, the holder shall be entitled to receive certificates evidencing the number of shares of Common Stock into which such shares of Preferred Stock are converted.

(b)

Right to Convert. Each holder of shares of Preferred Stock may, at any time, upon surrender to the Corporation of the certificates therefore at the principal office of the Corporation or at such other place as the Corporation shall designate, convert all or any part of such holder's shares of Preferred Stock into shares of Class A Common Stock of the Corporation (as such Class A Common Stock shall then be constituted). Each share of Series B Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Class A Common Stock equal to the Original Series B Issue Price divided by the Series B Conversion Price. The "**Series B Conversion Price**" shall initially be sixteen cents ($0.16), and shall be subject to adjustment as provided in this **Section A.4.** of **Article V.** Each share of Series A Preferred Stock shall be convertible into that number of fully paid and non-assessable shares of Class A Common Stock equal to the Original Series A Issue Price divided by the Series A Conversion Price. The "**Series A Conversion Price**" shall initially be four cents ($0.04), and shall be subject to adjustment as provided in this **Section A.4.** of **Article V**. No fractional shares of Class A Common Stock shall be issued upon conversion of Preferred Stock; *however*, all shares of Class A Common Stock (including fractional shares) to be issued to a single holder of Preferred Stock upon conversion of such Preferred Stock shall be aggregated, and any resulting fractional share of Class A Common Stock due such holder shall be paid by the Corporation in cash equal to such fraction multiplied by the fair market value of one share Class A Common Stock as determined by the Board of Directors. Promptly following surrender of such certificates, the holder shall be entitled to receive certificates evidencing the number of shares of Class A Common Stock into which such shares of Preferred Stock are converted.

(b) **Automatic Conversion.** All outstanding shares of Preferred Stock shall be deemed automatically converted upon the earlier of (A) the consummation of a firm commitment underwritten public offering of the Class A Common Stock of the Corporation with net proceeds of at least Twenty-Five Million Dollars ($25,000,000) pursuant to a registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (a "**Qualified Public Offering**"), or (B) the written consent of the holders of a majority of the Preferred Stock of the Corporation then outstanding, voting as a single class.

(i) On or after the date of occurrence of automatic conversion described in **subparagraph (b)** of **Section A.4.** of **Article V** above, each holder of record of shares of Preferred Stock shall surrender such holder's certificates evidencing such holder's shares of Preferred Stock at the principal office of the Corporation or at such other place as the Corporation shall designate, and shall thereupon be entitled to receive certificates evidencing the number of shares of Class A Common Stock into which such shares of Preferred Stock are converted. On the date of the occurrence of automatic conversion, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Class A Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Class A Common Stock shall not then be actually delivered to such holder.

(c) **Adjustments to the Conversion Prices.**

(i) **Adjustments for Stock Splits and Combinations.** If the Corporation at any time or from time to time after the filing of this Second Amended and Restated Certificate of Incorporation effects a subdivision of the outstanding Class A Common Stock, the Series B Conversion Price and Series A Conversion Price then in effect immediately before such subdivision shall each be proportionately decreased, and conversely, if the Corporation at any time or from time to time after the filing of this Second Amended and Restated Certificate of Incorporation combines the outstanding shares of Class A Common Stock, the Series B Conversion Price and Series A Conversion Price then in effect immediately before such combination shall each be proportionately increased. Any adjustment under this **subparagraph (c)(i)** of **Section A.4.** of **Article V** shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii) **Adjustment for Certain Dividends and Distributions.** In the event the Corporation at any time, or from time to time after the filing of this Second Amended and Restated Certificate of Incorporation makes, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in shares of Class A Common Stock or in any right to acquire Class A Common Stock for no consideration, then and in each such event the Series B Conversion Price and Series A Conversion Price then in effect shall each be decreased as of the time of such issuance or, in the event such a record date is fixed, as of the close of business on such record date, by multiplying each of such Series B Conversion Price and Series A Conversion Price then in effect by a fraction (A) the numerator of which is the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance, and (B) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution; *provided, however*, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed thereof, the Series B Conversion Price and Series A Conversion Price shall each be recomputed accordingly as of the close of business on such record date and thereafter the Series B Conversion Price and Series A Conversion Price shall each be adjusted pursuant to this **subparagraph (c)(ii)** of **Section A.4.** of **Article V** as of the time of actual payment of such dividends or distributions.

(iii) **Adjustment for Reclassification: Exchange and Substitution.** If the Class A Common Stock issuable upon the conversion of Preferred Stock is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares of stock dividend or a recapitalization, provided for elsewhere in this **subparagraph (c)** of **Section A. 4.** of **Article V**), then and in any such event each holder of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change, by a holder of the number of shares of Class A Common Stock into which such shares of Preferred Stock might have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein.

(iv) **Reorganizations.** If at any time or from time to time there is a capital reorganization of the Class A Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this **subparagraph (c)** of **Section A.4.** of **Article V**), then, as a part of such reorganization, provision shall be made so that the holders of Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock, the number of shares of stock or other securities or property of the Corporation, to which a holder of Class A Common Stock deliverable upon conversion would have been entitled on such capital reorganization. In any such case, appropriate adjustment shall be made in the application of the provisions of this **Section A.4.** of **Article V** with respect to the rights of holders of the Preferred Stock after the reorganization to the end that the provisions of this **Section A.4.** of **Article V** (including adjustment of the Series B Conversion Price and Series A Conversion Price then in effect and number of shares issuable upon conversion of Preferred Stock) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable.

(d) **No Impairment**. The Corporation will not, by amendment of this Second Amended and Restated Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this **Section A.4.** of **Article V** and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against dilution or other impairment. The Corporation shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock the full number of shares of Class A Common Stock deliverable upon the conversion of all the then-outstanding shares of Preferred Stock and shall take all such action and obtain all such permits or orders as may be necessary to enable the Corporation lawfully to issue such Class A Common Stock upon the conversion of Preferred Stock.

(e) **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Corporation shall mail to each holder of Preferred Stock at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

(f) **Notices.** Any notice required by the provisions of this **Section A. 4.** of **Article V** to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

(g) **Termination of Conversion Rights.** In the event of a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

5. **Voting Rights.** Each holder of shares of Preferred Stock shall be entitled to vote on all matters and, except as otherwise expressly provided herein, shall be entitled to the number of votes equal to the largest whole number of shares of Class A Common Stock into which such shares of Preferred Stock could be converted, pursuant to the provisions of **Section A.4.** of **Article V** hereof, on the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, in accordance with the DGCL. Except as otherwise expressly provided herein or as required by law, the holders of the Corporation's Class A Common Stock and Preferred Stock shall vote together and not as separate classes.

6. **Protective Provisions.**

(a) So long as any shares of Series B Preferred Stock are outstanding and subject to any additional voting rights required by applicable law, the Corporation shall not, without the affirmative vote of the holders of record of at least a majority of the Series B Preferred Stock then outstanding voting as a separate class:

(i) effect any increase or decrease in the number of authorized shares of Series B Preferred Stock;

(ii) amend, waive, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, privileges, preferences or rights of the Series B Preferred Stock;

(iii) alter or amend the rights, preferences or privileges of the Series B Preferred Stock, or effect any transaction in which the Series B Preferred Stock is treated differently than any other class or series of stock of the Corporation;

(iv) increase the total number of authorized shares of Class A Common Stock or Preferred Stock;

(v) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series B Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(vi) effect a liquidation, dissolution, merger, recapitalization, sale or other transfer of substantially all of the Corporation's assets, sale or other transfer of a material asset of the Corporation, including, without limitation, a Deemed Liquidation Event, other than in the ordinary course of business;

(vii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series B Preferred Stock and Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Class A Common Stock solely in the form of additional shares of Class A Common Stock, (iii) repurchases of stock not exceeding $50,000.00 in the aggregate from a former employee, officer, director, consultant or other person who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board of Directors;

(viii) increase or decrease the authorized number of directors constituting the Board of Directors;

(ix) increase or decrease the number of shares of Class A Common Stock reserved for issuance pursuant to the Corporation's equity incentive plans unless approved by the Board of Directors;

(x) incur indebtedness in excess of $250,000 other than reasonable indebtedness (A)(i) approved by the Board of Directors, including both the Series B Director and Series A Director, and (ii) incurred pursuant to an accounts receivable credit facility with an institutional lender, and/or (B) incurred pursuant to or under any line of credit, loan agreement and/or credit facility in existence as of the date hereof with an institutional lender or bank, as modified from time to time; or

(xi) enter into a new line of business.

(b) So long as any shares of Series A Preferred Stock are outstanding and subject to any additional voting rights required by applicable law, the Corporation shall not, without the affirmative vote of the holders of record of at least a majority of the Series A Preferred Stock then outstanding voting as a separate class:

(i) effect any increase or decrease in the number of authorized shares of Series A Preferred Stock;

(ii) amend, waive, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, privileges, preferences or rights of the Series A Preferred Stock;

(iii) alter or amend the rights, preferences or privileges of the Series A Preferred Stock, or effect any transaction in which the Series A Preferred Stock is treated differently than any other class or series of stock of the Corporation;

(iv) increase the total number of authorized shares of Class A Common Stock or Preferred Stock;

(v) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series B Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(vi) effect a liquidation, dissolution, merger, recapitalization, sale or other transfer of substantially all of the Corporation's assets, sale or other transfer of a material asset of the Corporation, including, without limitation, a Deemed Liquidation Event, other than in the ordinary course of business;

(vii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series B Preferred Stock and Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Class A Common Stock solely in the form of additional shares of Class A Common Stock, (iii) repurchases of stock not exceeding $50,000.00 in the aggregate from a former employee, officer, director, consultant or other person who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board of Directors;

(viii) increase or decrease the authorized number of directors constituting the Board of Directors;

(ix) increase or decrease the number of shares of Class A Common Stock reserved for issuance pursuant to the Corporation's equity incentive plans unless approved by the Board of Directors;

(x) incur indebtedness in excess of $250,000 other than reasonable indebtedness (A)(i) approved by the Board of Directors, including both the Series B Director and Series A Director, and (ii) incurred pursuant to an accounts receivable credit facility with an institutional lender, and/or (B) incurred pursuant to or under any line of credit, loan agreement and/or credit facility in existence as of the date hereof with an institutional lender or bank, as modified from time to time; or

(xi) enter into a new line of business.

7. **Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. **Waiver.** Any of the rights, powers, preferences and other terms of any series of the Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

What it means to be a Minority Holder

As a holder of ClassB Common Stock, you will have **no voting rights.** You will hold a minority interest in the Company and the holders of the majority of the Preferred Stock and Class A Common Stock will control the Company. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Transferability of Securities: Our stock is not currently traded on any stock exchange. There will not be a public market for the stock. Our Bylaws place restrictions on the ability to transfer or sell the stock to third parties. As a result, you may not be able to sell your stock at the time you desire and any sale may be at a substantial discount. Because the stock is being sold in accordance with exemptions from the registration and/or qualification requirements of federal and state securities laws, resale or further transfer of the stock is highly restricted by such securities laws which an investor desiring to resell or transfer his/her/its securities must fully comply with and pay all of the costs associated with. We cannot assure you that the stock will ever appreciate in value to the point where, even if the stock were sold at a substantial discount, you would receive the price you paid for your Stock. Without limiting the generality of the above, investors may not make any disposition of their stock unless (i) there is then in effect a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering such proposed disposition and such disposition is made in accordance with such registration statement, (ii) the disposition is made to an "accredited investor" as defined in Section 501 of the Securities Act, and also in compliance with Rule 144 or Rule 701 of the Securities Act, (iii) such disposition is to the Company, (iv) to a revocable trust for the benefit of the transferring investor and/or his or her spouse, parents, lineal descendants or legally adopted children, or (v) upon the death of the investor, to such investor's spouse, parents, lineal descendants or legally adopted children. The stock is being offered pursuant to exemptions from the registration requirements of the Securities Act, and must be held indefinitely unless the stock is subsequently registered under the Securities Act or an exemption from such registration is available and state securities laws are complied with. The Company is under no obligation to register the stock under the Securities Act or qualify such shares under any state securities laws. Share certificates will bear appropriate legends with respect to these restrictions. Drag-Along Provision: 14 In the event of a sale of the Company and any other event deemed a Liquidating Events as defined in the Company's Third Amended and Restated Articles of Incorporation, each holder of Class B Common Stock shall be obligated to vote all shares of the capital stock then held by him/her/it in favor of such event and take all action as reasonably requested by the Company to carry out the terms of the Liquidating Event, including executing and delivering all instruments of conveyance and transfer, and any stock purchase agreement, merger agreement or any other agreement(s) in connection with such Liquidating Event.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowd funding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

January 2013, we incorporated GRACEDBYGRIT and focused on brand development (creating our logo, defining our brand, getting the corporate branding assets) and developed the website infrastructure. We designed, tested, sourced and manufactured a limited collection in September 2013. We then introduced core athletic pieces; leggings, capris, tanks, and tops with very successful Fit Shops (trunk shows) and launched the website for online shopping in late 2013.

Gross Revenues reported below are internally prepared and may change upon accountant's review or audit.

2014 - $360,000 gross revenues

In second quarter 2014 our first product arrived from China and India and we starting selling through Fit shops and events during our full first year of sales. Using proceeds from a note payable that converted to Series A stock in May 2014, additional styles and colors were produced to round out product offerings. We began looking for a third party logistics company to handle our warehousing and shipping needs. We sold product on our website and through fit shops, personal shopping experiences, usually in the home of a GRACEDBYGRIT host.

2015 - $700,000 gross revenues

In the first quarter of 2015, to capitalize on national exposure and our increasing database of customers, funds were dedicated toward public relations spend and website development to support returning customers and attract new ones. This approach proved successful with approximately 100% year over year growth and 4% conversion rate. We also moved our manufacturing to the US so we could control quality and speed to market with new products.

In the second quarter 2015, we designed, built and stocked a GRACEDBYGRIT flagship store with a Grand Opening in late May. The store is strategically located on a busy beach highway with high car, foot, bicycle and athlete traffic. Our store has been profitable since day one. We also expanded expand sizes, (XXS to XXL) and tested the sale of these expanded pieces on a home shopping network and completed a successful crowdfunding campaign for brand awareness and to prepare for our series B raise. We proved we are not afraid to ask for money. In third quarter we successfully opened a Pop Up Shop in Nantucket and broadened our market awareness in affluent areas along the Eastern seaboard. In fourth quarter, lifestyle pieces were added to our product offering to attract new buyers and keep existing customers engaged.

2016 - $978,000 gross revenues

First quarter gross revenues resulted in 190% year over year growth from Q1-2015 and 112% of projected sales for that quarter. We began our Series B raise and closed on the first phase of funding mid February. With those funds, we created new marketing assets, ramped up ad campaigns, increased research and development to expand product offerings, enhanced our website and hired two key employees. We partnered with Google to see if a targeted adwords campaign would convert to new sales;

unfortunately it did not. We also tested digital marketing campaigns to see what would attract our customer; a 30-60 year old woman.

In the second and third quarters of 2016, we witnessed a shake-up in the sporting goods industry; Sports Authority closed 450 stores, Sports Chalet closed 47 stores and smaller chain sporting good stores were also closed resulting in deep discounts on name brand athletic apparel. While our customer prefers GRACEDBYGRIT, she was tempted by the low price offering (80-90% off MSRP) and this impacted our second and third quarter revenue.

In the fourth quarter 2016, we designed and manufactured a new legging using sustainable material, recycled water bottles. Sales of this product were very successful and we continue to replenish stock. We opened a six month pop-up Store in Summerlin, Nevada. This was a great opportunity to test expanding our retail store sales strategy. We were offered a deal on a new location in a new mall. We designed, built-out and staffed a new store within a few weeks. The mall developers were never able to generate sufficient foot traffic for us to keep the store open permanently. We closed in April 2017. Despite the Las Vegas store's lack of sales we successfully sold product with engaging email campaigns, fit shops and through our store securing 35% of our 2016 revenue in the 4th Quarter to end the year strong.

2017 1st Quarter - $300K in gross revenues.

Momentum continued from Q4 2016 as we beat our 2017 first quarter revenue goals by $65K with 55% year over year increase from Q1 2016 revenue and grew our customer database by 40%. We introduced our cycling collection through a partnership with a local San Diego woman run business in February 2017 and sold out the first day. Our Gritty Girl Program hosted over a dozen events all over the country expanding our reach to the daughters of our customers. With successful start engine crowdfunding and private equity raise enabling us to increase brand awareness through strategic marketing campaigns and drive revenues we anticipate closing the year with $2mm gross revenues.

Financial Milestones

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the years ending December 31, 2015 and 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

The following discussion is based on our unaudited operating data and is subject to change once our accountant completes a financial review of those statements.

Financial condition

GRACEDBYGRIT generates revenue by selling premium women's athletic apparel direct to consumer mainly in the United States through our website, store and fit shops. The Company's cost of goods sold consist of raw materials and manufacturing costs, including related freight and delivery as well as finished good purchases. The Company has experienced increased revenues and customer database year over year since exception in 2013.

Results of operations Year ended December 31, 2015 compared to year ended December 31, 2014

2015 Revenue

Gross revenue for fiscal year 2015 was $700,626, almost 100% year over year growth from 2014 revenues

of $363,053. January through May sales were generated on our website and at fits shops, usually located in a host's home. At the end of May our flagship store was opened and contributed approximately 37% of annual revenues at $262,905. Fit shop sales contributed approximately 30% at $203,644, Websites sales were approximately 23% at $163,367 and wholesale sales 10% at $70,710.

2015 Cost of Goods Sold

Cost of Goods Sold in 2015 was $258,829 and consisted of raw materials and manufacturing costs, including related freight and delivery as well as finished good purchases.

2015 Gross margins

2015 gross margins were 56% on net sales of $582,574. Net sales consisted of gross revenues less discounts and returns. Discounts given to customers to obtain new customers and generate sales were approximately 15% and our return rate was low at 2%.

2015 Expenses

The Company's operating expenses consist of, among other things, variable selling costs (commissions, credit card fees, etc.), store costs, corporate employee and store associate compensation & benefits, website development, marketing and sales expenses, office expenses, insurance, etc. These expenses increased $485,328 from 2014. Approximately 40% of the increase or $210,000 was compensation, insurance and employee benefits from the addition of employees, both corporate and store associates. Variable costs increased $96,000 due to increase in sales. New expenses for 2015 were Website development $85,000, store operating costs $51,000 and marketing/public relations of $75,000. We reduced product development costs by $32,000 after having established our core product styles. Other expense incurred was $52,000 of interest expense on Company Line of Credit and shareholder convertible note.

Results of operations Year ended December 31, 2016 compared to year ended

December 31, 2015

Gross Revenue

2016 was a very successful year for the Company as we experienced record revenues and unit sales.

Gross revenues for fiscal year 2016 totaled $977,817, almost 40% year over year growth from 2015

of $700,626. Our flagship store contributed approximately 42% of annual revenues at $470,000. Fit shop sales contributed approximately 21% at $202,000, websites sales grew 75% at $287,000 approximately 29% of annual revenues and wholesale sales were 8% of revenue at $82,000.

2016 Cost of Goods Sold

Cost of Goods Sold in 2016 was $293,401, which was 39% of net sales, an improvement of 500 bps from 2015 and consisted of raw materials and manufacturing costs, including freight and delivery.

2016 Gross margins

2016 gross margins were 61% on net sales of $761,327. Net sales consisted of gross revenues less discounts and returns. Discounts given to customers to build our database and showcase new product lines were approximately 19% and return rate low at 3%.

2016 Expenses

The Company's operating expenses consist of, among other things, variable selling costs (commissions, credit card fees, etc.), store costs, corporate employee and store associate compensation & benefits, website development, marketing and sales expenses, office expenses, insurance, etc. These expenses increased $238,610 from 2015, however, as a % of net sales operating costs decreased 1400 bps. The majority of the increase in expenses was a result of hiring key upper management personnel and operating costs of the pop up store in Las Vegas. Variable costs increased due to increase in sales, however, as a % of sales, variable costs decreased to 34% from 40% in 2015, an improvement of 600 bps. Other expenses incurred were $34,900 of interest expense on Company Line of Credit and shareholder convertible note and $45,000 of legal fees related to Series B financing.

Liquidity and Capital Resources

Liquidity and capital resources

Concurrent with this offering, the Company is seeking to raise up to an additional $4 million through a private placement of its Series B Preferred Stock pursuant to Rule 506(c) under the Securities Act. Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its

product development, open another store e-commerce and traditional sales and marketing efforts.

The Company believes that the money received from the private placement and this offering will enable it to fund operations through 2019, when, based on current assumptions, it expects to reach profitability.

Since its inception in 2013, the Company has raised $2,393,416 in equity in two rounds of funding, which includes estimated $60K of accrued interest on convertible notes. Current debt, excluding accounts payable, on balance sheet at 4.30.2017 is approximately $1,050,000.

GRACEDBY**GRIT** has used raised and borrowed funds to design, source and produce initial inventory, build infrastructure, including a robust website with mobile site capabilities, hire key employees, build out flagship store and focus on brand development and marketing. Cash flow from sales that have been significantly increasing each year have been reinvested back into product development for new product lines, size offerings, and inventory purchases for increased demand. The costs to build the core business structure and expenses to operate have resulted in net losses since inception. Recently, the Company has significantly invested in fabric and raw materials to -prepare inventory for the fourth quarter 2017 (historically 40% revenue), e-commerce and marketing.

Therefore the company is continuing to generate operating losses and requires infusion of new capital to continue business operations. If the Company is successful in this offering, we will seek to continue to raise capital under crowd funding offerings, equity or debt issuances, or any other method available to the company to continue building our brand and acquiring new customers. If sufficient capital is raised to implement sales & marketing strategies the company expects to generate increased gross revenues and report net income from operations starting in the year 2019.

The Company is conducting a concurrent private placement of up to $4 million of its Series B Preferred Stock at the same price, but not the same rights as we are offering through Regulation Crowdfunding. (including that the shares of Class B Common Stock will be non-voting while the shares of Series B Preferred Stock will include a voting right and a right of first offer).

The company is currently utilizing a revolving line of credit from Plaza Bank to fund working capital needs.

Indebtedness

The Company has a revolving$750.000.00 Line of Credit with a balance at April 30, 2017 of $550,000.00, with interest only due monthly at annual rate of Wall Street Journal prime rate +1%. The company also has an outstanding promissory note to one of its existing shareholders for $500,000. The note bears interest of 5% annual interest payable monthly with the balance due and any unpaid accrued interest payable on April 28, 2018. Default provision provides for 8% interest compounded annually. Neither LOC or shareholder have prepayment penalties.

Recent offerings of securities

- 2014-05-14, null, 0 Series A preferred stock. Use of proceeds: May 14, 2014 Convertible Notes totaling $649,040 which includes $17,040 accrued interest was converted into Series A preferred stock 16,226,000 shares @ $.04 (4 cents) a share. We used the Series A funding for start up expenses, product design and development, create website, raw material purchases and to increase inventory production , marketing and general & administrative expenses.
- 2016-02-23, Reg. D, 0 Series B preferred stock. Use of proceeds: February 23, 2016 Series B Raise consisted of the following: 1) Convertible Notes totaling $894,377 which includes $44,377 accrued interest was converted into Series B preferred stock 5,589,854 shares 2) 5,312,500 shares were issued in consideration for USD $850,000 We used the Series B money for inventory, key hires (CFO, Director of Sales, e-commerce marketing personnel), implement website enhancements, SEO, SMO, marketing and general working capital. We paid off our Line of Credit that was used for raw material purchases, ramp up inventory production, leasehold improvements, furniture, fixtures and equipment to open the flagship store in Solana Beach, California
- 2017-05-15, null, 0 Series B preferred stock. Use of proceeds: Currently extending the 2/23/2016 Series B for 25,000,000 shares at $0.16 (Sixteen cents) each share for a total prospective raise of $4,000,000.00 (Four Million dollars).
- 2013-02-12, , 0 Convertible Promissory Note. Use of proceeds: Warrant was issued in connection with a Convertible Promissory Note dated 2/12/2013 for 396,000 Shares. Exercise amount is $3,960. Details of the Convertible Promissory Note and Warrants are included below: THIS CERTIFIES THAT, for value received, James A. Caccavo, Trustee of The James and Kimberly Caccavo Family Trust dated February 17, 2002, or its assignees and transferees (the "Holder"), is entitled, in accordance with the terms and conditions hereinafter set forth, to subscribe for and purchase from Graced By Grit, Inc., a Delaware corporation (the "Company"), at any time during the Exercise Period (as defined below), 396,000 shares of Warrant Securities (as defined below), at a price of $0.01 per Warrant Security (such price as from time to time adjusted as hereinafter provided, being the "Exercise Price"), and to receive a certificate or certificates for the Warrant Securities so purchased, upon presentation and surrender of this Warrant at the location set forth in Section 3(b) below, together with the Exercise Price of the Warrant Securities so purchased. This Amended and

Restated Warrant (this “Warrant”) is being issued in connection with that certain Convertible Promissory Note, dated as of February 12, 2013, issued by the Company to Holder (the “Note”). This Warrant amends and restates that certain Warrant, dated as of May 14, 2014, issued by the Company to the Holder (the “Original Warrant”), pursuant to Section 7(c) of the Original Warrant. The Company and the Holder have agreed to amend and restate the Original Warrant as set forth herein to correct certain scrivener’s errors with respect to the number of Warrant Securities and Exercise Amount as set forth in the Original Warrant. Section 1. Definitions. The following capitalized terms shall have the following meanings: “Convertible Securities” means any stock or securities convertible into or exchangeable for shares of the Company’s common stock. “Exercise Amount” means $3,960.00. “Exercise Period” has the meaning stated in Section 2. “Expiration Date” means the earliest of (a) the tenth (10th) anniversary of the date of this Warrant, (b) the consummation of a Change of Control (as defined in the Note) and (c) the consummation of the initial public offering of shares of the Company’s common stock pursuant to a registration statement filed with the United States Securities and Exchange Commission. “Fair Market Value” means (a) if the Warrant Securities are then traded on a national securities exchange or on the over-the-counter market, the average of the daily Market Prices for the twenty (20) consecutive Trading Days immediately prior to the date in question, and (b) if the Warrant Securities are not so traded, the price per Warrant Security as determined in good faith by the Company’s Board of Directors. “Market Price” per share of Warrant Securities means on any day, the closing price per share of such security on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of such stock are listed or admitted to trading, or, if the shares of such stock are not listed or admitted to trading on any national securities exchange, the average of the high bid and low asked prices in the over-the-counter market as reported by the National Association of Securities Dealers Inc.’s Automated Quotation System. “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including, without limitation, a governmental body or agency. “Securities Act” means the Securities Act of 1933, as amended. “Trading Day” means a day on which the principal national securities exchange on which the Warrant Securities are listed or admitted to trading is open for the transaction of business. “Warrant Securities” means shares of the Company’s common stock. Section 2. Exercise Period. The exercise period of the Warrant (the “Exercise Period”) shall begin on the date of this Warrant and expire at 5:00 p.m., Pacific Standard Time on the Expiration Date. The Warrant shall not be exercisable before the beginning of the Exercise Period or after the expiration of the Exercise Period. Upon the expiration of the Exercise Period, all rights of the Holder hereunder shall cease and this Warrant shall be of no further force or effect. Section 3. Exercise of the

Warrant. (a) General. The Warrant shall be exercisable, in whole or in part, at any time and from time to time during the Exercise Period. (b) Mechanics. Subject to compliance with all applicable securities laws, in order to exercise the Warrant, the Holder must: (i) Original Warrant Agreement. Deliver the original Warrant to the Company at the address for the Company set forth on the signature page hereto, or such other address within the State of California as the Company may provide to the Holder in writing; (ii) Subscription Notice. Deliver to the Company an executed notice of exercise in substantially the form of Exhibit A to this Warrant (the "Subscription Notice"), duly completed and executed by the Holder, which Subscription Notice sets forth the number of Warrant Securities which are to be purchased pursuant to the exercise of the Warrant; (iii) Payment of Aggregate Exercise Price. Pay an amount (such amount being the "Aggregate Exercise Price") equal to the product of (x) the then-applicable Exercise Price of the Warrant, multiplied by (y) the number of Warrant Securities then to be purchased in one or more of the following forms: (A) by cash or wire transfer of immediately available funds or certified or bank check made payable to the Company, in an amount equal to the Aggregate Exercise Price, which payment must accompany the Subscription Notice delivered to the Company in connection with the exercise of the Warrant; or (B) by surrendering the right to receive upon exercise of this Warrant a number of Warrant Securities having a value (as determined below) equal to the Aggregate Exercise Price, in which case, the number of Warrant Securities to be issued to the Holder upon such exercise shall be calculated using the following formula: Y * (A - B) X = A with X = the number of Warrant Securities to be issued to the Holder Y = the number of Warrant Securities with respect to which the Warrant is being exercised A = the Fair Market Value of one Warrant Security on the date of exercise of this Warrant B = the then applicable Exercise Price of the Warrant; and (iv) Securities and Other Representations. Execute and deliver to the Company such written representations as may be reasonably requested by the Company (or the Company's counsel) in order for it to comply with the applicable requirements of federal and state securities laws, if any. (c) Date of Exercise. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided in Section 3(b) above, and the Person entitled to receive the Warrant Securities issuable upon such exercise shall be treated for all purposes as the holder of record of such Warrant Securities as of the close of business on such date. (d) Issuance of Warrant Securities; No Fractional Securities. As soon as practicable after the Company's receipt (but in any event no later than 2 business days after such receipt) of the Warrant surrendered in connection with an exercise provided for in Section 3(b) above, the Company shall issue and deliver to the Person entitled to receive the Warrant Securities issuable upon such exercise of the Warrant, a certificate or certificates for the number of whole Warrant Securities issuable upon such exercise and mark the Holder as the registered owner of the number of Warrant Securities to be issued to such Holder upon such exercise of the Warrant in the books and records of the Company. No fractional Warrant Securities shall be issued upon the exercise of this Warrant, and any fractions shall be rounded up to the nearest whole number of Warrant Securities. (e) Partial Exercise. Upon a partial exercise of this Warrant, this Warrant shall be surrendered by the Holder and replaced with a new Warrant Certificate of like tenor in the name of the Holder providing for the right to purchase the number of Warrant Securities as to which this Warrant has not then been exercised. (f) Taxes. The issuance of Warrant Securities upon the exercise of this Warrant will be made without charge by the Company to the Holder for any issue tax (other than applicable income tax). Section 4. Adjustment of Exercise Price and Number of Warrant Securities. The Exercise Price and the number of Warrant Securities shall each be subject to adjustment from time to time as set forth below. (a) Dividends and Distributions. In the event the Company shall, at any time or from time to time after the date of this Warrant and prior to the Expiration Date, distribute to the holders of any of the Company's equity securities any dividend or other distribution of any of the Company's assets, properties or securities (any such event being referred to herein as a "Property Distribution"), then, in each case the Holder, upon exercise of the Warrant after the effective date of such event and upon payment of the Exercise Price, shall be entitled to receive, in addition to the Warrant Securities, the same amount of such assets, properties or securities as such Holder would have been entitled to receive in such Property Distribution had such Holder exercised this Warrant immediately prior to the record date for such Property Distribution and held such assets, properties or securities until such exercise. The adjustments required by this Section 4(a) shall be made whenever any such Property Distribution is made and shall be retroactive to the record date for the determination of holders entitled to receive such Property Distribution. (b) Other Securities. (i) In the event that (A) the Company shall, at any time or from time to time after the date of this Warrant and prior to the Expiration Date, issue any shares of its capital stock in a reclassification or reorganization of the Company's Warrant Securities, or (B) at any time, as a result of an adjustment made pursuant to this Section 4, the Holder shall become entitled to receive any securities of the Company, thereafter, in each such case, the number of such other securities so receivable upon exercise of the Warrant and the Exercise Price applicable to such exercise shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Warrant Securities contained in this Section 4. (c) Equitable Adjustments. In case any other event or transaction of the Company, outside the ordinary course of business consistent with past practice, not specified in this Section 4 occurs which equitably requires an adjustment to the Warrant, the Company's Board of Directors and the Holder shall consult with each other in good faith and mutually agree upon appropriate adjustments to the Exercise Price and the number of Warrant Securities, so that the property (including securities) to be received by the Holder hereunder upon exercise of the Warrant after the effective date of such event, shall be substantially similar, as nearly as practicable, to those which the Holder would have been entitled immediately prior to such event had the Holder exercised the Warrant prior to such event. (d) Notice of Certain Transactions. In the event that

(i) the Company takes any action that would require an adjustment in the Exercise Price or the number of Warrant Securities hereunder, (ii) the Company declares or distributes any dividend, distribution, security, instrument or other rights to its securityholders that would require an adjustment pursuant to this Section 4, (iii) the Company consolidates or merges with, or transfers all or substantially all of its assets to, or makes any statutory exchange of securities with, another corporation or engages in any reorganization, restructuring, recapitalization, reclassification of capital stock or spin-off or other similar transaction, or (iv) there is a dissolution or liquidation or other winding up of the Company, then in each case, the Company shall, not later than ten (10) days prior to the earliest of the proposed record or effective date, as the case may be, or any other applicable date with respect to any of the foregoing actions or transactions (including the date, if any is to be fixed, as of which holders of shares of the Company's common stock shall be entitled to exchange their shares of the Company's common stock for securities or other property deliverable upon any such merger, consolidation, reorganization, restructuring, recapitalization, reclassification, transfer, dissolution, liquidation or winding up), give the Holder a written notice stating such proposed record or effective date, as the case may be, or such other applicable date. (e) Computation of Adjustments. Anything herein to the contrary notwithstanding, upon each computation of an adjustment in the Exercise Price or the number of Warrant Securities, the Exercise Price shall be computed to the nearest cent (i.e., fractions of less than half of a cent shall be disregarded and fractions of half of a cent, or more, shall be treated as being one cent) and the number of Warrant Securities, shall be calculated to the nearest security (i.e., fractions of less than half of a security shall be disregarded and fractions of half of a security, or more, shall be treated as being one security). Use of proceeds from this event went towards overall start-up costs, incorporation fees, consultants, product development and inventory.

Valuation

$5,000,000.00

We have not undertaken any formal efforts to produce a valuation of the Company. The price of the shares reflects the opinion of the Company's Board of Directors and the first investors in this round (we have raised $1,744,000 at this valuation) as to what would be fair market value. The $6.9 million post-money valuation is based on a $5 million pre-money valuation and a StartEngine raise of $100,000. We have already raised $1.8 million at a pre-money valuation of $5 million.

USE OF PROCEEDS

	Minimum Offering Amount Sold	Maximum Offering Amount Sold

Total Proceeds:	**$10,000**	**$107,000**
Less Offering Expenses:		
Net Start Engine Fees	$350	$3,745
Professional Fees	$1,000	$3,000
Net Proceeds:	**$8,650**	**$100,255**
Product Development	$2,000	$5,000
Inventory Production	$6,650	$20,000
E-commerce Marketing		$40,000
SMO, SEO, FaceBook Ads		$20,000
Working Capital		$15,255
Total Use of Net Proceeds:	**$8,650**	**$100,255**

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0 % on all funds raised. To offset this fee each investor will contribute a 2.5% surcharge of their investment amount, resulting in 3.5% of funds raised will be the net paid to Start Engine. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for product development, inventory, e-commerce marketing and general working capital.

Irregular Use of Proceeds

The Company does not anticipate any irregular use of proceeds at this time.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GRACEDBYGRIT, INC.

[See attached]

I, Kimberly Calcavo (Print Name), the CEO, Founder (Title of Officer) of GRACED BY GRIT (Company Name), hereby certify that the financial statements of GRACEDBYGRIT (Company Name) and notes thereto for the periods ending 12/31/2015 (beginning date of review) and 12/31/2016 _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3rd of May, 2017 (Date of Execution).

Kimberly J. C. (Signature)

CEO, Founder (Title)

3 May 2017 (Date)

GRACEDBYGRIT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

GRACEDBYGRIT, INC.
Index to Financial Statements
(unaudited)

GRACEDBYGRIT, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Cash	$38,200	$135,302
Accounts Receivable	7,660	2,640
Inventories	409,642	533,519
Prepaid Costs	11,782	0
Total Current Assets	**$467,284**	**$671,461**
Leasehold Improvements	94,014	115,478
Fixed Assets	6,788	10,110
Lease Deposits	8,352	7,352
Total Assets	**$576,438**	**$804,401**

	2016	2015
Accounts Payable	$210,233	$191,055
Line of Credit	632,293	752,844
Loan Payable	0	888,671
Total Current Liabilities	**$842,526**	**$1,832,570**
Common Stock	$20,470	$12,470
Preferred Stock	2,393,416	649,040
Retained Earnings	(2,679,975)	(1,689,680)
Total Equity	**($266,088)**	**($1,028,170)**
Total Liabilities & Equity	**$576,438**	**$804,401**

GRACEDBYGRIT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016		2015	
Sales	$977,817		$700,626	
Discounts	(185,336)	19%	(104,039)	15%
Returns	(31,154)	3%	(14,013)	2%
Net Revenue	**$761,327**		**$582,574**	
Cost of Goods Sold	**$293,401**	*39%*	**$258,829**	*44%*
Gross Profit	**$467,926**	*61%*	**$323,745**	*56%*
Customer acquisition	$57,852	*8%*	$34,622	*6%*
Variable selling costs	260,393	*34%*	234,649	*40%*
Sales & marketing	291,704	*38%*	321,013	*55%*
Store expenses	152,800	*20%*	89,359	*15%*
Operations	266,023	*35%*	213,267	*37%*
G&A expenses	324,808	*43%*	215,792	*37%*
Total Expenses	**$1,286,910**	*169%*	**$1,048,300**	*183%*
EBITDA	**($885,653)**	*-116%*	**($784,957)**	*-138%*
Interest Expense	$34,901	*5%*	$53,975	*9%*
Series A & B legal Fees	45,000	*6%*	20,000	*0%*
Depreciation/Amortization	24,741	*3%*	14,630	*3%*
Other Expenses	**($104,642)**		**($88,605)**	
Net Loss	**($990,295)**	*-130%*	**($873,562)**	*-150%*

GRACEDBYGRIT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Series B Preferred Stock*		Series A Preferred Stock*		Common Stock*			Total
	Shares	Amount	Shares	Amount	Shares	Amount	Accumulated Deficit	Stockholders' Equity (Deficit)
December 31, 2014	-	-	16,226,000	$649,040	12,000,000	$ 1,200	$ (816,118)	$ (165,878)
Restricted Stock Award Compensation	-	-	-	-	1,125,000	$11,250	-	$ 11,250
Stock Option Exercised					2,000	$20		$ 20
Net loss	-	-	-	-	-	-	$ (873,562)	$ (873,562)
December 31, 2015	-	$ -	16,226,000	$ 649,040	13,127,000	$ 12,470	$ (1,689,680)	$ (1,028,170)
Issuance of Series B Preferred Stock	10,902,354	$1,744,377						$ 1,744,377
Restricted Stock Award Compensation	-	-	-	-	200,000	$8,000	-	$ 8,000
Net loss	-	-	-	-	-	-	$ (990,295)	$ (990,295)
December 31, 2016	10,902,354	$1,744,377	16,226,000	$ 649,040	13,327,000	$ 20,470	$ (2,679,975)	$ (266,088)

Par Value of stock = $.0001

GRACEDBYGRIT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Net Loss	**$(990,295)**	**$(873,562)**
Adjustments to reconcile net loss to net cash used in operating activities & changes in operating accounts:		
Accounts Receivable	(2,590)	(167)
Inventories	123,431	(215,557)
Prepaid expenses & deposits	(12,782)	(4,852)
Accounts Payable	17,194	97,304
Depreciation/Amortization	24,786	14,631
Net cash used in operating activities	**$(840,256)**	**($982,203)**
Net cash used in investing activities	**$0**	**($140,220)**
Line of Credit	(120,551)	750,000
Issuance of Equity, net	1,752,376	11,250
Shareholder Note	(888,671)	379,541
Net cash provided by financing activities	**$743,154**	**$1,140,791**
Net cash increase	**($97,102)**	**$18,368**
Cash at beginning of period	135,302	116,934
Cash at end of period	**$38,200**	**$135,302**

GRACEDBYGRIT, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

GRACEDBY**GRIT** was formed on January 18, 2013 ("Inception") in the State of Delaware. The financial statements of **GRACED**BY**GRIT** (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Solana Beach, California.

GRACEDBY**GRIT** designs, manufactures and sells premium women's athletic apparel direct to consumers mainly in the United States through our website, store and fit shops. All of our products are made with luxurious Italian fabrics. The colors are vibrant, the pieces are designed to maximize athletic performance while looking and feeling great and are durable lasting many years of wash and wear. All of our products have sun protection built into the technical fiber and the styles incorporate safety elements: a whistle and phone pocket. We have many styles that are designed for land and sea, drying quickly after water sports for wear on land. The Company has experienced increased revenues and customer database year over year since inception in 2013.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are reported as invoiced. The Company has not experienced bad debt losses so no allowance for expected losses is recorded.

Inventories
Inventories consist of raw materials on hand, including fabric, zippers and thread, goods in production, and finished good products ready for sale. Inventories are recorded using first in, first out (FIFO).

Leasehold Improvements
The Company capitalized costs of $129,788 incurred to improve space leased for company owned store and office space. These costs include flooring, electrical, plumbing, labor and are amortized over 6 years, the number of years of the lease contract, including option to extend lease.

Fixed Assets
Fixed assets consist of Furniture, Equipment and Point of Sales software/hardware for retail store and office and are depreciated using straight line over each assets useful life.

Revenue Recognition
The Company recognizes revenues from the sale of goods directly to the consumer or retailer when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Net revenue is comprised of corporate-owned store net revenue, direct to consumer sales through www.gracedbygrit.com and retailers (wholesales accounts)

Sales to customers through corporate-owned retail stores are recognized at the point of sale, net of discounts and returns.

Sales of apparel to customers through the Company's retail Internet site is recognized when goods are shipped, and collection is reasonably assured.

Sales of apparel to wholesale accounts are recognized when goods are shipped and collection is reasonably assured.

All revenue is reported net of sales taxes collected for various governmental agencies.

Cost of Goods Sold
The cost of manufactured merchandise, which includes acquisition and production costs including raw material and labor, as applicable;

The cost of purchased finished goods merchandise from wholesalers.

The cost incurred to deliver inventory, including raw materials and finished goods to the Company's distribution centers including in-bound freight, non-refundable taxes, duty and other landing costs;

Research and Development
We incur research and development costs during the process of developing our products and styles. Our research and development costs consist primarily of materials and services. We expense these costs as incurred as General and Administrative expenses until the resulting product has been completed, tested and made ready for commercial use.

Stock Based Compensation
The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance is contracted. For these financial statements that is equal to the exercise price. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to common stock. 1,325,000 shares of common stock restricted stock awards were issued to the Company's Chief Executive Officer in lieu of compensation. 1,125,000 shares were issued at $.01 (one cent) fair market value and $11,250 expensed in 2015 for service in 2013, 2014 and 2015. 200,000 restricted stock awards were issued in February 2016 at $.04 (four cents) fair market value for services rendered in 2016 and $$8,000 was expensed 2016. Company received no consideration for these shares.

Income Taxes
The Company does not apply ASC 740 Income Taxes ("ASC 740"). No deferred tax liabilities or asset are reported on our financial statements. This is a departure from GAAP.

Deferred income taxes should be recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT
Note Payable
$500,000.00 (Five Hundred thousand dollars and no cents) Note Payable to Majority Shareholder due along with any accrued and unpaid interest on or before April 27, 2018 Interest rate is 2% compounded annually. Default provision increases interest rate to 8% compounded annually.

Line of Credit
$750,000.00 revolving Line of Credit from Plaza Bank, interest rate is prime +1%, maturity date March 3, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company has obligations for its Solana Beach retail store location and office space lease until March 1, 2018. There is a lease extension option for additional three years to March 1, 2021. Rent cost is allocated to store and G&A expense based on square footage.

NOTE 5 – STOCKHOLDERS' EQUITY

Preferred Stock
The Company has authorized the issuance of 41,226,000 shares of preferred stock with par value of $.0001. The preferred stock is broken out into a A and a B series more fully described

below. The company's Board of directors has approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of preferred stock to 56,226,000. The Company expects to file the amendment with Delaware in May 2017.

Series A Preferred Stock
The Company has authorized 16,226,000 shares and issued 16,226,000 of Series A Preferred Stock with a par value of $.0001 on May 14, 2014. All issued shares were all outstanding as of both December 31, 2016 and December 31,2015.

Original proceeds under this offering were $649,040, which consisted of a $632,000 convertible note and $17,040 of accrued interest.

Series B Preferred Stock
The Company has authorized 25,000,000 shares and issued 10,902,354 shares of series B Preferred Stock with a par value of $.0001 on February 23, 2016. All issued shares were all outstanding at December 31, 2016.

Original proceeds under this offering were $1,744,377, which consisted of a$850,000 convertible note with $44,377 of accrued interest and $850,000 cash, $150,000 from the Series A shareholder and $700,000 from new unrelated investors.

Common Stock
We have authorized the issuance of 60,000,000 shares and issued 13,327,000 shares of our common stock with par value of $0.0001. The company's Board of Directors approved an amendment to the Company's certificate of incorporation to create two classes of common stock. Class A voting, 45,000,000 shares and Class B nonvoting 15,000,000 shares. The shareholders have approved this amendment and the Company intends to file the amendment in May 2017.

Each Company founder purchased 6,000,000 common stock shares at par value of $.0001 for $600 totaling 12,000,000 shares for $1,200.

A consultant exercised a Non Qualifying Stock option in 2014 for 2,000 shares at $20.

1,325,000 shares of common stock restricted stock awards were issued to the Company's Chief Executive Officer in lieu of compensation. 1,125,000 shares were issued at $.01 (one cent) fair market value and $11,250 recorded as common stock equity in 2015 for service in 2013, 2014 and 2015. 200,000 shares were issued in February 2016 at $.04 (four cents) fair market value for services rendered in 2016 and $$8,000 was reported as common stock equity. The Company for these shares received no consideration.

Warrants
On February 22, 2013 a warrant was issued in connection with a Shareholder Convertible Promissory Note. Exercise amount is $3,960. Date of expiration is 2/12/2023. The Warrant shall be exercisable, in whole or in part, at any time and from time to time during the Exercise Period.

Stock Options

In May 2014, our Board of Directors adopted the 2014 Equity Incentive Plan of GRACEDBYGRIT (the "2014 Plan"). The 2014 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants, and other key persons. Up to 2,197,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors and expires ten years after the grant date, unless terminated earlier by the Board.

In 2014 the Company issued a 1,125,000 stock award issued at $.01 per share to one of the Company founders for CEO services that fully vested on December 31, 2015 and 300,000 stock options issued at $.01 to a consultant that fully vested on December 31, 2016. In 2016 the Company issued a 200,000 stock award at $.01 per share to one of the Company founders for CEO services that fully vested on December 31, 2016 and 159,000 stock options issued at $.04 (four cents) to various employees with different vesting periods. In 2017 the Company issued 25,000 options fully vested on grant date of May 2, 2017. There are 388,000 shares remaining in the 2014 Plan stock pool.

No stock option expense was reported on the financial statements.

NOTE 6 – RELATED PARTY TRANSACTIONS

$500,000.00 (Five Hundred thousand dollars and no cents) Note Payable to Majority Shareholder due along with any accrued and unpaid interest on or before April 27, 2018 interest rate is 2% compounded annually. Default provision increases interest rate to 8% compounded annually.

Majority Shareholders are Co-borrower's on the Company $750,000 revolving Line of Credit from Plaza Bank, interest rate is prime +1%, maturity date 3/5/2018

Company owes Shareholder for unreimbursed Company operating expenses of $5,000.00

Of the 13,327,000 shares of common stock outstanding related parties own 99.98%. In addition, related parties make up 100% of the holders of Series A Preferred Stock and 6,527,354 or 59.87% of the 10,902,354 shares of outstanding Series B Preferred Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through May 3, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Discover Investments | Edit My Campaign | Jason K.

GRACEDBYGRIT is pending **StartEngine Approval.**



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GRACEDBYGRIT

Premium Activewear That Keeps Women Safe

Small OPO · SOLANA BEACH, CA
Fashion & Apparel
Accepting International Investment

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Overview | Team | Terms | Updates | Comments | Share

BECOME PART OF A BRAND THAT MAKES WOMEN FEEL SAFE AND POWERFUL

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INVEST IN GRACEDBY**GRIT**



We **founded GRACEDBYGRIT** in **2013** after training together for a triathlon in San Diego. While training, we recognized that active women like us, 30 to 60 years old, need to feel safe, confident and powerful in order to perform their best. Together, we saw an enormous opportunity to change the way a woman feels when she wears and buys athletic apparel. What we needed to look and perform our best wasn't out there so we designed it ourselves. In just **four years of business**, we've generated **over $2.5 million in revenue**, **sold almost 48,000 pieces of apparel** and formed close relationships with **over 40,000 loyal customers**. When a woman wears **GRACED**BY**GRIT**, she feels like she is part of something bigger and is inspired to become her best self.

When it came to naming our company, we wanted a name that woul[...] resonate with all women. Every woman has experienced that life ev[...]

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forced us to learn what we were truly made of. How we make it through these moments defines us. Our grittiest moments give us our grace; every woman has been **GRACED**BY**GRIT**.

We proudly design and manufacture our product in the USA, minutes from our office and flagship store in Solana Beach, CA. We import the most luxurious, high-performance, technical fabrics from Italy to give our clothes a unique feel and fit. Our clothes are designed for every body type,





work for land and sea and keep you safe. All of our clothing has integrated UPF 50+ and comes with a detachable safety whistle. The whistle can be securely looped on any piece of **GRACED**BY**GRIT** apparel.

We continue to show why we're different. Our customers feel like they're a part of our company's story and mission when they wear our clothing. We primarily sell direct to consumer and focus on the sense of community every woman is looking for. After seeing how great an outfit makes look and feel, many of our customers immediately tell their friends and post about us on social media. Word-of-mouth marketing contributes to the majority of our sales; women value the opinion of other women. Our strong online sales, 60% of which come from new visitors, are driven by Fit Shops (trunk shows) we host and the connection our customers make to **GRACED**BY**GRIT** at these events.

Our customers want more **GRACED**BY**GRIT**. With our make-it-happen attitude and premium products designed for safety, we are positioned to grow our company by changing the way women feel about buying and wearing athletic apparel. We recognize women have enormous spending power and want to invest in companies whose values resonate with their own.

We understand what it takes to be a woman. We celebrate the strength and power behind every woman's gritty moment. We are breaking glass ceiling and proving that women can successfully found, run a impactful companies. We want you to help us make history; invest in **GRACED**BY**GRIT** now and make a real difference in the lives of women.

INVESTMENT

$0.16 / share | $6.9 million valuation

If you invest, you are betting the company will hold a future value greater than $6.9 million.

Minimum investment of $320 / 2000 shares

Investment opportunity available to accredited and non-accredited investors, with a $320 minimum investment.

PERKS

The first 50 investors will receive a free **GRACED**BY**GRIT** top of their choice.

If you invest $320

You will receive 2000 shares + 20% off all future purchases + 10% of your total investment credit to spend online or in-store ($32 credit)*

If you invest $500

You will receive 3125 shares + 30% off all future purchases + 10% of your total investment credit to spend online or in-store ($50 credit)*

If you invest $1000

You will receive 6250 shares + 40% off all future purchases + 10% of your total investment credit to spend online or in-store ($100 credit)*

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If you invest $10,000

You will receive 62,500 shares + 50% off all future purchases + 10% of your total investment credit to spend online or in-store ($1000 credit)*

* The fee for posting on StartEngine.com is 6% of the total funds raised. This fee is being split between the company (3.5%) and investors in this offering. A 2.5% surcharge will be added to each purchase. This surcharge is in addition to the per share price and is not calculated as a part of the target offering amount or the maximum offering amount.

GRACEDBY**GRIT** empowers women to cultivate their grit by designing premium athletic apparel to keep women safe and looking and feeling their very best.



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*"Wearing **GRACED**BY**GRIT** feels like you're wearing your pajamas. It's basically magic."* - CW6 San Diego News Anchor

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WHAT WE'VE ACCOMPLISHED

40,000+	$2.5 MILLION	$1 MILLION	$2 MILLION
LOYAL CUSTOMERS	GENERATED LIFETIME REVENUE	GENERATED REVENUE IN 2016	PROJECTED REVENUE FOR 2017

In only four years of business, **GRACED**BY**GRIT** has evolved into the first community-driven, direct-to-consumer brand targeted at women 30-60 years old. We have experienced a 45% year over year increase in revenue from Q1 2016 to Q1 2017. We expect to report a 105% year over year increase revenue from 2016 to 2017. Our community and brand recognition are also quickly growing. After launching international shipping in April of 2017, we are already seeing accelerated growth in the international market, most notably in Canada, Australia and Singapore.


FUNCTION
FASHION

We opened our flagship store in May 2015. Just a block from the ocean, our store is located in the heart of Solana Beach. It has become a community base for so many athletes. We host monthly workouts, meet-ups, private shopping events and more. We emphasize an open and inviting atmosphere. Our office is right next door; we encourage customers to stop by at any time and say hello to our team to offer feedback, see what new items are being designed and maybe join in on a team workout.

Developed strong brand strategy that resonates with all women, especially 30-60 years old;

Sourced luxurious and technical fabrics that continue to receive five star reviews from our customers;

Hired an incredible team of intelligent, fun and capable women;

Moved all production to the United States in 2014;

Created a strong influencer program, that continues to grow, of 375 women all around the world, including doctors, lawyers, mothers, violinists, fitness instructors, teachers and businesswomen;

Featured on home shopping network Evine and completed first online crowdfunding campaign in 2015;

Hosted successful pop-up shops in Santa Barbara, the Ham and Las Vegas;

Launched first Cycling Kit and sold out on the first day of online sales in 2017;

Continue to grow a successful partnership with Chelsea's Light Foundation and give back to additional charities / organizations.

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*"Enter **GRACED**BY**GRIT**. Makers of what I call "the Spanx of tights.""* - The Huffington Post

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ATHLETIC APPAREL DESIGNED TO EMPOWER AND KEEP WOMEN SAFE





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GRACEDBY**GRIT** is a direct-to-consumer premium athletic apparel brand. The technical, luxurious clothing is designed for the 30-60 year old woman who is looking for better fit, fabric and design. All clothing is UPF 50+, made in the USA and every purchase comes with a safety whistle. Most of all, the design is elegant and makes women look and feel fantastic.

We design based on what we love and what our customers want. We fill a void of what's not on the market, constructing clothes that have safety features and allow you to perform (and look) your best. Items in our wardrobe that we've loved for years, but weren't designed as athletic apparel, are our biggest inspiration. We adjust the fit of our favorite items (that fit extremely well and have lasted for many years) but use technical, high-performance fabric to make them **GRACED**BY**GRIT**. We make clothing that works for all athletic endeavors.


FRONT & BACK POCKETS
FOR YOUR SMART PHONE

WHAT MAKES US DIFFERENT

We stand out from our competitors. We prioritize safety. We make our clothes in Southern California. Our clothing is designed by women, for women.

We directly oversee every step of the production process to ensure our clothes are great for women of all ages, sizes and body types. Our community is strong: we have doctors, nurses, violinists, lawyers, yoga instructors and teachers, many of whom are moms, wearing our clothing all around the world.

We rely on community-based marketing showcasing authentic, strong women. Our models are our employees, influencers and customers. Women engaging with our social media pages can relate to our posts because they know our models are women just like them. Our inspirational blog posts feature the most influential women. This blog serves as a touchpoint for our community and a source of motivation and inspiration for our customers.

Our fabrics are superior; they are woven from technically advanced materials and designed with innovative features. We receive high praise from our customers, who report solely shopping **GRACED**BY**GRIT** for their athletic apparel needs once they see and feel the difference. Our fabrics are technical, functional, versatile and durable; they hold up during any athletic endeavor and are guaranteed to last for many years, and through many washes.

We are an engaging, supportive and inclusive brand; our community drives our business. We host Fit Shops and pop-up shops around the country bring **GRACED**BY**GRIT** to women everywhere. We also frequently host events at our flagship store in Solana Beach, CA. These events include workouts, health seminars and networking nights. They attract new, loyal customers and and provide a sense of community for our existing customers.

Women love to be part of the **GRACED**BY**GRIT** story.



ENGAGED COMMUNITY OF WOMEN 30-60

We have a loyal, engaged community of women and influencers. Customers tag us in photos on social media on a daily basis, wearing **GRACED**BY**GRIT** as they travel the world.



MADE IN USA

We love to give back to our community and local economy. Manufacturing in the USA allows us to create new styles quickly that are of the highest quality. It also allows us, and our customers, to reduce our carbon footprint.



SIZES XXS-XXL

We design for all types of women and body types. We understand women's bodies and know what we need to look and perform our best. We have a wide range of fit models who perform different sports and have different athletic builds.



SUSTAINABLE FABRICS

We know you care about how your clothing is made, and so do we. In 2016, we launched our first sustainable products: the Reel 'Em In Capri (made from recycled fishing nets) and the Chelsea Legging (made from recycled water bottles) and are working to source even more sustainable fabric.

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SAFETY FEATURES





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- Every purchase comes with a detachable, high-pitched, discrete safety whistle. This whistle can be attached on all items of **GRACED**BY**GRIT** apparel
- Each item of **GRACED**BY**GRIT** has built-in UPF 50+ so you're always protected in the sun
- All bottoms, including shorts, skirts, capris and leggings, have pockets in both the front and back to accommodate a smart phone, whistle and keys
- Our new pockets fit an iPhone 7 Plus. You'll always have your phone and whistle on you while exercising



"You feel super badass and all slimmed up in GRACEDBYGRIT." - Customer

OUR COMMUNITY

We have an extremely engaged community. We have over 375 brand influencers wearing our clothes all around the world. They are a big part of our business: they inspire our designs, how we serve the community and where we travel for Fit Shops and pop-up stores. We have over 40,000 loyal customers. We stay engaged with our customers through social media, Fit Shops and local events. We love hearing from our customers and have weekly production meetings to discuss feedback and suggestions we receive. With our store next door to our office, we meet new customers daily.

Jazmine Amelia, Age 32



"Shopping for plus size athletic wear for my size 16 frame usually makes me feel defeated and deflated, but at **GRACEDBYGRIT**, shopping makes me feel like enough and simply empowered! I am stoked to support a local women's apparel brand that flatters my every curve, uses quality material, and motivates me to keep active. When I feel good, I do good!"

Maggie Adams, Age 55



"I started my mobile stand-up paddle board business in Carlsbad, CA 4 years ago. Around the same time I joined **GRACED**BY**GRIT**'s Influencer Program. I'm constantly on the water coaching, standup racing, or standup surfing. **GRACED**BY**GRIT** apparel provides me with UV protection and comfort on and off the water. I'm a fair skin red head, so their sun protection is very important to me. I love promoting a quality product for my customers."

Margie Berliant, Age 65



"I wear **GRACED**BY**GRIT** every day running my grandchildren around, I wear it to play paddle tennis, I wear it in the summer in place of a bathing suit. I wear it everywhere! I like ho it washes, how flattering it is, and how I'v the same leggings since 2013 and they still look like new. I love how I feel in **GRACED**BY**GRIT** because the fit is great and I do not feel dowdy."

Beth Steele, Age 39



“I am a mom of two and a breast cancer survivor. When I heard the story of **GRACED**BY**GRIT**, I too felt that I have been **GRACED**BY**GRIT** and am stronger having battled that cancer demon. Women need to continue to work together in sisterhood for causes integral to our survival! I am proud to wear apparel from a company that supports important women's causes. For two years in a row, **GRACED**BY**GRIT** helped support my cause and donated thousands of dollars to Susan G Komen to help find the cure for breast cancer!”

Diana Boeh, Age 54



"I love my **GRACED**BY**GRIT** clothes because of the variety of bright colors and versatility. I wear them hiking, skiing, in the ocean and to work out. I have been supporting the company since Day One, as I have known Co-Founder Kimberly Caccavo since high school. It has been both special and fun for me to watch **GRACED**BY**GRIT** grow over time and expand their amazing line."

Heather Kent, Age 35



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"My favorite part of **GRACED**BY**GRIT** is that not only is it high quality clothing that I can wear to both workout and in social settings but the women behind the brand make this more of a family than just another clothing company."

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Yumi Cho, Age 34



"I simply love everything about **GRACED**BY**GRIT** - the message behind its name, the strong team of women, the quality of the clothing... and the list goes on forever. **GRACED**BY**GRIT** has been a surprisingly wonderful addition to my rehearsal wardrobe at work. Playing the violin in a professional orchestra requires a lot of time spend sitting down, so the compression aspect works like magic for those long haul rehearsals! You'll never see me in the middle of any outdoor activity without one article of **GRACED**BY**GRIT** on my body."

Sue Beckett, Age 44



“I love everything about **GRACED**BY**GRIT** - the clothes, the community, the social conscience. The clothes are super comfortable, wear well (no pilling like other activewear) and always look great. The **GRACED**BY**GRIT** team exemplifies women empowering women. They are the real deal. And, the company’s social conscience reflects this - leggings made from recycled water bottles and fishing nets, charitable actions and support for many charitable causes including Chelsea’s Light Foundation. Plus, as a Canadian, I am so excited that **GRACED**BY**GRIT** is expanding to Canada!”

Courtney Brickner, Age 39



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“I am a personal trainer and my job is to help women feel healthy, strong and better about themselves. It's important that my life represents what I try to teach. When I wear **GRACED**BY**GRIT**, I feel confident because the clothes fit perfectly and they are always comfortable; which is a requirement in my profession. I'm happy to be affiliated with a company that makes EVERY woman look and feel good no matter what "gritty" situation they have been through.”

Emily Goethel, Age 27	Julia Fukuhara, Age 34	Lynn Tardif, Age 47

Emily Goethel, Age 27



"I love supporting **GRACED**BY**GRIT** because they support women like me! **GRACED**BY**GRIT** is active in our business community, they support our local artists and athletes and they love women of all shapes and sizes. As a dancer, the **GRACED**BY**GRIT** apparel is PERFECT for high kicks and lots of sweat!"

Julia Fukuhara, Age 34



"**GRACED**BY**GRIT** is one of my favorite companies. It also happens to be an incredible clothing line. Their clothing is truly suited for every woman. From lifestyle looks to high performance competitive sports wear, you cannot go wrong with any article of clothing. The fabrics are bold colors and refined so they hold shape and lasts. They have real sizes for real women. **GRACED**BY**GRIT** empowers women to look, feel, and do their best with whatever drives their passion in life."

Lynn Tardif, Age 47



"I am so completely grateful to **GRACED**BY**GRIT** for choosing real women to represent their brand. I love every single piece I own from **GRACED**BY**GRIT**. They somehow have blended beautiful classic pieces with high functionality and amazing fit. The company stands by its values and supports many causes. The are the real deal."



THE WOMEN'S ATHLETIC APPAREL INDUSTRY

Women are more active than ever. They are going to the gym, practicing yoga, running marathons, completing triathlons, stand-up paddling and more in record numbers. Women 30-60 years old have enormous spending power (and power in general) and deeply care about health and fitness. They are willing to spend money on what makes them feel confident. In the recent years, there has been a societal shift toward less formal fashion styles, according to Morgan Stanley. Healthy living and active lifestyles are impacting not only our exercise habits, but how we dress. The athletic apparel industry is booming because activewear makes life easier. You can wear stylish and elegant **GRACED**BY**GRIT** pieces all day long from a business meeting to the gym to a beachside dinner.

According to a report from Lightspeed, 80% of women have purchased activewear in the last year. It's not a trend or a niche and there are no signs of this industry slowing down.

SIZE OF US WOMEN'S ACTIVEWEAR MARKET: $34 BILLION

(ESTIMATED BY THE NPD GROUP)

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28M
27M
17M
1M

WOMEN WHO WORK OUT IN GYMS

WOMEN YOGIS
*SOURCE: YOGA JOURNAL

WOMEN RUNNERS

WOMEN WHO SUP

73% of women say running horror stories have inspired them to run with a phone - Runner's World

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Due to concerns about safety or unwanted attention, the same study reported 60% of women say they limit their runs to daylight hours and 52% say they are forced to change running routes. **43% of women have experienced harassment while on a run,** compared with just 4% of men. Many women feel unsafe while they are exercising. We want women to never have to sacrifice doing what they love. That's why safety is at the forefront of our business.

BY WOMEN, FOR WOMEN

GRACEDBY**GRIT** is a women owned and run San Diego-based company that has created an inclusive community of women who empower one another. Women design, sew and proudly wear **GRACED**BY**GRIT**. At the core of our strong community are our employees, who are passionate, intelligent and driven; the community extends to our athletic influencers, who are doctors, lawyers, mothers, violinists, fitness instructors, teachers and businesswomen. The focus on safety, authenticity and women in the prime of their life resonates with our customer. We showcase these authentic, strong women throughout all of our marketing. Our models are our employees, influencers and customers.

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The **GRACED**BY**GRIT** customer is 30-60 years old. She is educated, sophisticated, active, fun, competitive and fearless. She is confident and tough. She is a mother; she is a professional; she is an athlete. She often balances a busy family life with a demanding work schedule but still makes time for herself and her passions. She travels. She goes on family vacations. She needs pieces in her wardrobe that will work with her and for her wherever she is.



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We manufacture in Southern California. We work diligently to ensure quality products.

We use our team, friends and influencers as fit models so our designs fit all body types.

We want our customers to feel strong, confident and safe in our clothes.

OUR TEAM

Our employees are the BEST. They are passionate, intelligent, fun and driven. At **GRACED**BY**GRIT,** we hire the most amazing people and they all happen to be women. We have moms, professionals, and recent college graduates; we have the grittiest women on the **GRACED**BY**GRIT** team.



HOW CHELSEA KING CONTINUES TO INSPIRE GRACEDBYGRIT

The seed for **GRACED**BY**GRIT** was planted when Kimberly and Kate met six years ago training for a triathlon in honor of Chelsea King, a 17 year old who was brutally murdered while running a trail by herself. She had no way to attract attention, no whistle or phone, no way to inform others of her plight. Chelsea's tragedy inspired us to design clothing that makes women feel safe. We include a safety whistle with each and every product and incorporate pockets into our waistbands to accommodate a smartphone. No woman or girl should feel scared while exercising.

We support the incredible work of Chelsea's Light Foundation, which was founded by Chelsea's parents to create the strongest laws in the country to protect children against known violent predators. In 2016, we launched our Chelsea Legging, inspired by Chelsea King, which we are each wearing below. Up to $50 from each legging purchase is donated to Chelsea's Light Foundation. We are inspired by Chelsea and the grit and grace of her family every day; her light will forever be a part of our story.

XO, Kate and Kimberly


SWEAT YOUR STORY

Jan 2013

Incorporated

Developed brand strategy, identified fabric and designed and tested product

Sept 2013



Placed China & India Order

On the advice of experts, placed first order to manufacture in China and India

April 2014



Received International Production

Received our product and started selling through Fit Shops and events

May 2014



Moved Manufacturing to USA

Manufacturing overseas did not feel right to us; we moved all production to USA

April 2015



Completed First Crowdfunding Campaign

First successful crowdfunding campaign; used funds for flagship store expenses

May 2015


GRACEDBYGRIT

Opened Solana Beach Flagship Store

Flagship store immediately profitable and is established as a community base

2016


WE PUT SAFETY FIRST

Redesigned Website

Optimized our website to make customer experience, content and design more sophisticated

2016



Brought Social Media In-House

Hired in-house communications to manage social media; new strategized focus to feature primarily user-generated content and authentic models

October 2016



Hosted First National Influencer Retreat

Hosted brand influencers from all over the world to come together to learn, inspire and sweat

November 2016


GRACED BY GRIT

Opened Las Vegas Pop-Up

Successfully executed largest pop-up shop in high end Las Vegas shopping center, Tivoli Village

January 2017



Launched First Cycling Kit

Partnered with Betty Designs to expand product offerings for cycling community; acquired significant database growth and new customers

Summer 2017



Launch Golf and Tennis Collection

We plan on launching golf and tennis collections; the styles can be worn from the green to the clubhouse

November 2017



Launch Snow Collection

We plan on launching more items for fall/winter activities such as skiing, snowboarding, running, etc.

Spring 2018



Upgrade E-Commerce Platform

We are working to optimize our website for a higher conversion rate and enhanced user experience

December 2020



Goal to hit $20MM In Gross Sales

We are confident we will hit $20 million in revenue by 2020; Our goal is that the E-Commerce platform will continue to be strongest revenue stream and customer database w[illegible] continue to grow

In the Press

Forbes · GRINDTV · well+GOOD · POPSUGAR. · Health · fabfitfun

THE HUFFINGTON POST · SHAPE · REFINERY29 · yoga JOURNAL · SELF · Women'sHealth

Lucky magazine · WHO WHAT WEAR · Los Angeles Times · HLN · W MAGAZINE · GOLF.com

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Meet the Founders



Kimberly Caccavo

Founder/CEO

Kimberly brings technology and business experience to GRACEDBYGRIT. She has been the CEO of GRACEDBYGRIT since she co-founded it in January 2013. She received her BS in Chemical Engineering from UC Berkeley. She started her career as a research engineer focused on metals used in the space shuttle and later on ceramic heat engines. She LOVED it. She then entered the business world, received an MBA from UCLA and held a variety of executive positions: ran the telephone directory business; helped privatize a latin american phone company; started a cable company; worked in Hollywood and had her own consultancy helping people start businesses. Just when she thought it was time to start enjoying sunsets, Kimberly and her business partner Kate were inspired to start GRACEDBYGRIT while training for a triathlon. They realized there was a lack of high-performance athletic apparel for 30-60 year old women that made them feel safe with a whistle and a phone pocket, look great and protect them from the sun. Starting a new company is a crazy thing to do in your 50's, but with an energetic, smart and passionate team, it's never too late! Kimberly has been GRACEDBYGRIT many times: she helped her single mom balance a checkbook when she was eight years old; she married young and was widowed and she survived a kidnapping attempt, to name a few. She is graced with a great business and an entertaining family. Kimberly is married to Jim Caccavo and has two children (a teen and a pre-teen) that bring a daily smile and dose of gratitude.



Kate Nowlan

Founder/COO

Kate makes it happen as COO of GRACEDBYGRIT. She manages her team leading by example and rarely sacrificing fun. She starts an impromptu ab workout in the office one moment to get endorphins pumping for creativity and focus and leads a company meeting the next. With her positive attitude, she shows her employees why working for GRACEDBYGRIT is her dream job each and every day. She has been the COO of GRACEDBYGRIT since its inception in January 2013. She is a natural people-person and loves working with women. She received her BA in Sociology and Psychology from UMass Amherst. As an entrepreneur, she owned her own company, Absolutely Organized. She also launched, coached and grew a youth and masters swim program at a private health club. Kate was a youth and masters swim coach and also an executive for a non-profit in which she planned events, coordinated fundraisers and launched new programs. In addition, she privately coached women and women's running groups. These experiences have taught her to constantly think of ways to improve efficiency and results. Her background has also taught her what women want and what women should wear in order to perform and look their best. This experienced knowledge of women is incorporated into all of our performance apparel. Outside of the office, Kate is raising two teenage daughters while squeezing in yoga, pilates, a de-stressing walk or a run (almost) every day. When she isn't folding laundry (hello, teenage girls) she finds time for her boyfriend, family and friends usually while sipping an extra dirty martini.

And the Rest of the Team



Ralene Cavataio

CFO

Ralene loves working for GRACEDBYGRIT because she is inspired by the community of women. She has served as the CFO since 2013. She stays active with long walks on the beach, at sunset of course, and in her Mermaid Leggings. She can sweat in them, or just relax in them, and they are fun and flattering. Something you may not know about Ralene is she attended the Moscow 1984 Olympics and refers to herself as a "Francophile" because she loves everything about France. Ralene is GRACEDBYGRIT because she aims to be better every day: a better mother, a better daughter, a better friend and a better employee.



Sherrie Bainer

Director of Sales, Partnerships

The first at the office each morning after dropping her kids off at school, Sherrie gets it done. Sherrie is known for her bold and fun personality, yet is never one to shy away from a mid-day dance break with the team. Outside of the office, she pushes her limits at CrossFit, strengthening herself both mentally and physically. She enjoys cooking, spending time with family and traveling. Catch her in the office doing push-ups mid-day or checking one of 8 news applications on her phone to fill everyone in on breaking news. Sherrie received her BA in Psychology from San Diego State University and is fueled by burritos. Sherrie is GRACEDBYGRIT because she risked leaving the corporate world to be a part of a start-up she really believed in.



Chevigny Brady

Operations Manager

Chevigny is from Portland, Oregon, and graduated from the University of San Francisco. She found GRACEDBYGRIT after moving from San Francisco to San Diego and is not only our Operations Manager, but is also our in-house model. She's gotten used to the requests to test out product samples or take impromptu pictures for our website. It's just part of the job. She loves traveling, cooking, trying new recipes, gardening, and camping. She's also fluent in Spanish and Patagonia is her favorite destination. Chevigny loves her GRACEDBYGRIT Everything Leggings and if you're lucky, you'll find her dancing in them in the office anytime old-school rap is on. Chevigny is GRACEDBYGRIT because she refuses to settle in her comfort zone.



Jessica Brown

Creative Director

San Diego native Jessica graduated from Cal Poly San Luis Obispo and owns her own fine art business. Between designing marketing materials and producing photo shoots at GRACEDBYGRIT, Jessica loves quick trips to Baja, snowboarding in Mammoth, and camping under [illegible] stars. She designed the print for o[illegible] GRACEDBYGRIT's best-selling products, the Mermaid Legging. This legging is her favorite because she can do all her favorite activities in them, including yoga, barre, pilates, and rock climbing. Jessica is known to be able to shake her hips, being that she was a competitive hula dancer and still performing after 23 years. She has the most enviable style and is everyone's go-to for advice on anything fashion, art, burritos, or music-related. Jessica is GRACEDBYGRIT because she turned her childhood dream into a lucrative business.



Alex Vidaeff

Communications and Marketing Manager

Originally from Houston, Texas, Alex recently graduated from the University of Michigan. She knew she wanted to work in the fashion industry since the age of 6. In college, her passions grew to include health and fitness. Finding GRACEDBYGRIT was a dream come true. As GRACEDBYGRIT's brand voice, she writes content to inspire and empower women to be their best selves. At the gym, she's almost always wearing an all black GRACEDBYGRIT outfit while taking a spin class or jamming to Eminem during a weight lifting sesh. In the next 20 years Alex would like to own her own company, go to culinary school, and become an Iron Chef. Alex is GRACEDBYGRIT because she graduated with 3 degrees within 4 years to help her achieve her dream of working in the fashion industry.



Kayli Fraser

Data Analyst and Salesperson

Kayli, the girl who knows how to solve any problem, is from San Diego and graduated from the University of San Francisco. She was hired before GRACEDBYGRIT even became a business, making her our very first GRACEDBYGRIT employee. Back in the day, it was just Kate, Kimberly, and Kayli. In the little time she spends outside of the office, she surfs, gardens, and hangs out with her best friend: her mom. She loves arts and crafts, organizing, and eating burritos (California burritos, obviously.) The R&R hoodie is her favorite GRACEDBYGRIT item. She wears it skateboarding, at the beach listening to country music, and while doing arts and crafts. She's born and bred to drink and shred. Kayli is GRACEDBYGRIT because she believes there's never a good enough reason to feel sorry for yourself.



Sarah Andersen

GRITTYGIRL Leader

Sarah, officially our Gritty Girl Leader, but less officially our in-house nutritionist and source of healthy inspiration, is from Denver, Colorado. Her favorite workouts include yoga, hiking, Fitwall, pilates, and swimming. Her go-to GRACEDBYGRIT outfit is the Mermaid Leggings and Land & Sea Half Zip. She's passionate about healthy eating and could live off of Coconut Kombucha. Her guilty pleasure is Justin Bieber. When asked how often she listens to the Biebs, she responded, "When do I not listen to Justin Bieber?" In addition to working for GRACEDBYGRIT, Sarah is a Certified Life & Health Coach for Teens & Young Women. She is the founder of the Gritty Girls Series, where she empowers and inspires the lives of young teenagers. She is on a mission to teach girls that gritty moments make you stronger, being healthy is cool, and being happy starts within. Sarah is GRACEDBYGRIT because she chooses to celebrate all her imperfections.



Vivian Havenner

Production Support and Customer Service Specialist

Vivian has been in love with fashion and styling outfits since she was a little girl. This love of fashion ultimately defined Vivian's gritty moment, when she packed up her car and drove cross country on her own from Iowa to move to Los Angeles, where she studied Apparel Manufacturing at FIDM. She loves working for a small brand like GRACEDBYGRIT because she can support a local company with clothes that are made in the USA. She's a mama of two sweet girls. Her youngest is everyone's favorite visitor at the office. Nobody can do work when she's around. Her oldest grew up in the early GRACEDBYG[illegible] offices, where she crawled and too[illegible] first steps while Vivian worked! She is grateful to be a part of a company that supports her in motherhood. Outside of work, she loves to adventure. She has visited most of the US, Mexico, Costa Rica, backpacked all over Europe, and Bali. Her family loves camping, hiking, and long beach days. When she has some alone time, you can catch her getting in a good yoga flow. Vivian is GRACEDBYGRIT because she knows it is never too late to chase her dreams and is never afraid to try new things.



Sherri Scott

Production and Design Manager

Before GRACEDBYGRIT, Sherri studied design at FIDM Los Angeles and Business Administration at CSULA. She has over 20 years experience in the apparel industry handling production and design. She has created triathlon, golf, and designer collections that sold throughout the US and overseas. Her designs have been worn by the Mexico Olympic triathlon team and other professional athletes. Sherri also owned her own contemporary line of women's clothing which sold to major department store accounts throughout the U.S. She is so happy to be working with an amazing group of women, using her passion for product development/design/textiles/fitness and #makingthingshappen. In her spare time you can find her hiking, standup paddling, golfing, running, or catching a yoga class in all of our amazing gear! Sherri is GRACEDBYGRIT because she always finds a new mountain to climb or a new adventure, even while working for a start-up.



Liz Lawson

Inventory and Operations Coordinator

Two and a half years ago, Liz was asked to help GRACEDBYGRIT get organized by her friend, co-founder Kate Nowlan. This little favor quickly turned into a part-time job that Liz didn't even know she wanted! Liz has worn many hats at GRACEDBYGRIT, but currently manages our Fit Shop kits and works in production. Originally from Connecticut, Liz arrived in California nearly 30 years ago. She raised 3 children and had a full career as an elementary school teacher before starting at GRACEDBYGRIT. Liz runs several days a week, does bootcamp workouts and barre classes, hikes, and plays tennis. Her favorite workout pieces are the Tech Top, Delicious Tank, and Knickers. Her go-to outfit at the office nearly always includes the High and Tight Capris. Liz is GRACEDBYGRIT because she runs, bikes, swims, hikes, works, plays, and laughs.



Abby Blackert

Production Coordinator

Born and raised in Mineral, Illinois, Abby is a recent graduate from the Illinois Institute of Art-Chicago where she earned her degree in Fashion Design. During her first year of college, Abby fell in love with running. She has 12, yes 12, pairs of the same running shoe in the same style and the same color. When you fall in love with running, it is hard to stop. Combining her passion for running and fashion design, she decided she wanted to work with activewear. She found GRACEDBYGRIT and fell in love with the meaning behind the company. Abby's favorite GRACEDBYGRIT pieces are the Kate Tank and Mermaid Leggings. One of her guilty pleasures, besides fashion and running, is country music concerts. Abby is GRACEDBYGRIT because she has ran every single day for the last 3 years, even in negative degree weather when she used to live in Illinois.



Jaclyn Mayer

Influencer Program Manager

Jaclyn was born and raised in the midwest, having spent most of her life in Northern Illinois before moving to San Diego on a whim in 2007. She grew up playing all of the traditional sports a girl could play and then went off to college where she got her business degree at the University of Illinois. Starting her career in technology sales, all she ever dreamed about was working in the sports industry. San Diego gave her the opportunity to discover her entrepreneurial spirit and find her place in the endurance sports and athletic apparel community. Where will you find Jaclyn when she's not working the day away on multiple projects? Usually on her road bik stand-up paddle board, or out exp the mountain bike trails with her husband and stepson. And then when all that has been accomplished, it's happy hour time! Jaclyn is GRACEDBYGRIT because she came very close to tragically losing her husband the same night he proposed. From that experience, she's learned to be prepared to fight for the life she's worked so hard for and loves so much.

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Offering Summary

Maximum 625,000 shares of common stock ($107,000)

Minimum 62,500 shares of common stock ($10,000)

Company	**GRACED**BY**GRIT**
Corporate Address	153 North Highway 101, Suite 102, Solana Beach, California 92075
Description of Business	**GRACED**BY**GRIT** is a direct to consumer premium athletic apparel brand. The technical, luxurious clothing is designed for the 30-60 year old woman who is looking for better fit, fabric and design. All clothing is UPF 50+, made in the USA and every purchase comes with a safety whistle. Most of all, the design is elegant and makes women look and feel fantastic. **GRACED**BY**GRIT** was founded by a 35 year old single mom and a 53 year old scientist to empower women by making them feel protected and safe while they are doing what they love.
Type of Security Offered	Nonvoting Class B Common Stock
Purchase Price of Security Offered	$0.16
Minimum Investment Amount (per investor)	$320 (2000 shares)

Perks

*The first 50 investors will receive a free **GRACED**BY**GRIT** top of their choice.*

If you invest $320 — you will receive 2000 shares + 20% off all future purchases + 10% of your total investment credit to spend online or in-store ($32 credit)

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If you invest $500 — you will receive 3125 shares + 30% off all future purchases + 10% of your total investment credit to spend online or in-store ($50 credit)

If you invest $1000 — you will receive 6250 shares + 40% off all future purchases + 10% of your total investment credit to spend online or in-store ($100 credit)

If you invest $10,000 — you will receive 62,500 shares + 50% off all future purchases + 10% of your total investment credit to spend online or in-store ($1000 credit).

The $6.9 million post-money valuation is based on a $5 million pre-money valuation and a StartEngine raise of $100,000. We have already raised $1.8 million at a pre-money valuation of $5 million.

Irregular Use of Proceeds

The Company does not anticipate any irregular use of proceeds at this time.

Form C Filings

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Risks

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A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. 2. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

That sound you just heard is a powerful tool. It could be the difference between life and death for a woman running on her own.

Seven years ago, a San Diego teen went out running a trail by herself. She was abducted, raped, and murdered. She did not have any way to draw attention to herself. We are mothers; we each have daughters; we're businesswomen and we met while training for a triathlon in honor of this teen.

I'm Kate Nowlan. I'm Kimberly Caccavo. And we're GRACEDBYGRIT.

GRACEDBYGRIT designs and manufactures premium, luxurious, soft athletic apparel that makes you look and feel great, and incorporates safety elements: a whistle, a phone pocket, and best of all, it's designed for women like us—30 to 60 years old.

All of our products are designed here in Southern California, specifically Solana Beach, and we manufacture also in Southern California. All of our products are designed with luxurious Italian fabrics so the colors are vibrant, the performance is there and they last a long time. But they have the sun protection built into the technical fiber, so if you sweat or if you're stand-up paddling, then you dry quickly. They wick. They look great on. You will look your best in GRACEDBYGRIT.

We started our company in 2013 and are so excited that we've reached over $2.5 million dollars in lifetime sales.

We are on StartEngine to use it as a vehicle to give you the opportunity to invest in our company. So many of our customers and our influencers and people we know have asked, "How can I get in on the ground floor? How can I invest in GRACEDBYGRIT?" This is how you do it!

Look at our perks page because there are lots of great benefits to being an investor in GRACEDBYGRIT. Plus, you get to work with us! Absolutely. And we would absolutely love to have you a part of our story and to help us get to the next level. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.